UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)
                        (Amendment No.)*

                           Panja, Inc.
                ---------------------------------
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                ---------------------------------
                 (Title of Class of Securities)

                            001801109
                ---------------------------------
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
                ---------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 15, 1999
                ---------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       Page 1 of 12 Pages

CUSIP No. 001801109         Schedule 13D    Page 2 of 12 Pages



1.   NAME OF REPORTING PERSON:  INTEL CORPORATION
     S.S.  or  I.R.S.  IDENTIFICATION NO. OF ABOVE  PERSON:   94-
     1672743

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**     (a)[]
                                                            (b)[]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS    []
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     DELAWARE
                7.   SOLE VOTING POWER:
  NUMBER OF          661,269
    SHARES      8.   SHARED VOTING POWER:
 BENEFICIALLY        0
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:
  REPORTING          661,269
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:
                     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  661,269

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     7.2%; consisting of 423,212 shares owned directly and an exercisable warrant to purchase an additional 238,057 shares. Excludes warrants to purchase 79,352 shares which are not exercisable unless certain milestones are met.

CUSIP No. 001801109         Schedule 13D    Page 3 of 12 Pages

ITEM 1.   Security and Issuer.

          (a)    Name of Principal Executive Offices of Issuer:

                 Panja, Inc (the "Issuer")
                 11995 Forrestgate Drive
                 Dallas, TX 75243

          (b)    Title of Class of Equity Securities:

                 Common Stock, $0.01 par value

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems.

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 001801109         Schedule 13D    Page 4 of 12 Pages

          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a)    Source of Funds:

                 Funds for the purchase of the Common Stock and the warrants were derived from the Reporting
                 Person's working capital.

          (b)    Amount of Funds:

                 $5 million was paid to acquire the Common Stock and the warrants


ITEM 4.   Purpose of the Transaction.

          On December 15, 1999, the Reporting Person acquired 423,212 shares of Common Stock and a warrant to purchase 238,057 shares of Common Stock for $5.0 million pursuant to a Securities Purchase and Investor Rights Agreement dated December 15, 1999 (the "Securities Purchase Agreement"). The Reporting Person also acquired an additional warrant to purchase 79,352 shares of Common Stock which only becomes exercisable upon satisfaction of certain milestones.

          The Reporting Person presently holds the Common Stock and warrants as an investment. As part of the Securities Purchase Agreement, the Reporting Person has agreed not to acquire more than 19.99% of the Issuer's Common Stock, subject to certain exceptions. The Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Common Stock or warrants, through one or more sales pursuant to public or private offerings or otherwise depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors. The Reporting Person may determine to retain some portion of the Common Stock and warrants as an investment.

          In addition, the Reporting Person and the Issuer have entered into a cooperation agreement. Pursuant to that agreement, the Reporting Person and the Issuer will cooperate with each other to port certain products on Issuer architecture.

CUSIP No. 001801109         Schedule 13D    Page 5 of 12 Pages

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares             661,269 shares  of
                 Beneficially Owned:          Common Stock

                 Right to Acquire:            None

                 Percent of Class:            7.2% of the
                                              Issuer's
                                              outstanding Common
                                              Stock (based upon
                                              9,302,233 shares
                                              of Common Stock
                                              outstanding,
                                              determined from
                                              representations
                                              made by the Issuer
                                              to the Reporting
                                              Person in the
                                              Securities
                                              Purchase Agreement
                                              (as defined in
                                              Item 4).  See
                                              Cover Page Item
                                              13.  In accordance
                                              with Rule 13d-3,
                                              the number of
                                              shares included in
                                              the above
                                              calculation
                                              includes shares
                                              issuable upon
                                              exercise of the
                                              warrant covering
                                              238,057 because it
                                              is presently
                                              exercisable.

          (b)    Sole  Power to Vote, Direct
                 the Vote of, Dispose of, or
                 Direct  the Disposition  of  661,269
                 Shares:

          (c)    Recent Transactions:         As described more
                                              fully in Item 4,
                                              on December 15,
                                              1999, the
                                              Reporting Person
                                              acquired 423,212
                                              shares of Common
                                              Stock at a price
                                              of $11.81 per
                                              share and warrants
                                              to purchase an
                                              aggregate of an
                                              additional 317,409
                                              shares at an
                                              exercise price
                                              $21.54, of which
                                              warrants to
                                              purchase 238,057
                                              shares are
                                              presently
                                              exercisable.

CUSIP No. 001801109         Schedule 13D    Page 6 of 12 Pages

          (d)    Rights with Respect to
                 Dividends or Sales           N/A
                 Proceeds:

          (e)    Date of Cessation of Five
                 Percent Beneficial           N/A
                 Ownership:

ITEM 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  with  Respect  to  Securities  of   the
          Issuer.

          Pursuant to the Securities Purchase Agreement, the Reporting Person has registration rights in connection with its holdings. In addition, until December 31,
          2005 and so long as the Reporting Person holds at least 25% of the securities originally purchased, the Reporting Person has a right to acquire its pro rata share of securities issuances by the Company, subject to customary exceptions. The Securities Purchase Agreement also contains a standstill provision prohibiting the Reporting Person from acquiring more than 19.99% of the securities of the Issuer or participating in certain takeover activities for a two
          (2) year period, subject to certain exceptions.

ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1   Securities Purchase Agreement between  the
                      Issuer  and  the  Reporting  Person  dated
                      December 15, 1999

          Exhibit 2   Equity Warrant dated December 15, 1999

          Exhibit 3   Business Warrant dated December 15, 1999

CUSIP No. 001801109         Schedule 13D    Page 7 of 12 Pages

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 21, 1999.

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      -------------------------
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP No. 001801109         Schedule 13D    Page 8 of 12 Pages

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The BP Amoco p.l.c., an integrated oil
business and      company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

Citizenship:      British

CUSIP No. 001801109         Schedule 13D    Page 9 of 12 Pages

Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP No. 001801109         Schedule 13D    Page 10 of 12 Pages

Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          101 Montgomery Street, San Francisco, CA 94104
Address:

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, an investment
business and      company
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          1310 Orleans Drive, Sunnyvale, CA 94089
Address:

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a private company specializing
business and      in controlled delivery of drugs to the lungs
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:

CUSIP No. 001801109         Schedule 13D    Page 11 of 12 Pages

Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Morgan Hall 215,Soldiers Field Road
other             Boston, MA 02163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          10920 Wilshire Boulevard, Suite 1835, Los
Address:          Angeles, CA 90024

Principal         A. Chancellor Emeritus
Occupation:       B. Interim President

Name, principal   A. University of California at Los Angeles, an
business and         educational institution.
address of           10920 Wilshire Boulevard, Suite 1835
corporation or       Los Angeles, CA 90024
other
organization in   B. University of Florida
which employment     226 Tigert Hall
is conducted:        PO Box 113150
                     Gainesville, FL 32610

CUSIP No. 001801109         Schedule 13D    Page 12 of 12 Pages

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Paul S. Otellini
Title:      Executive  Vice  President,  General  Manager,  Intel
            Architecture Business Group

Name:       Gerhard H. Parker
Title:      Executive   Vice  President,  General  Manager,   New
            Business Group

Name:       Andy D. Bryant
Title:      Senior  Vice  President, Chief Financial Officer  and
            Enterprise Services Officer

Name:       Sean M. Maloney
Title:      Senior  Vice President, Director, Sales and Marketing
            Group

Name:       Michael R. Splinter
Title:      Senior  Vice  President, General Manager,  Technology
            and Manufacturing Group

Name:       Albert Y. C. Yu
Title:      Senior     Vice    President,    General     Manager,
            Microprocessor Products Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

                            EXHIBIT 1

               PANJA INC. SECURITIES PURCHASE AND
                    INVESTOR RIGHTS AGREEMENT

----------------------------------------------------------------

        SECURITIES PURCHASE AND INVESTOR RIGHTS AGREEMENT

                             Between

                        INTEL CORPORATION

                               and

                           PANJA INC.

                     Dated December 15, 1999

----------------------------------------------------------------

                           PANJA INC.

        SECURITIES PURCHASE AND INVESTOR RIGHTS AGREEMENT

     This Securities Purchase and Investor Rights Agreement (this "Agreement") is made and entered into as of December 15, 1999, by and between Panja Inc., a Texas corporation (the "Company"), and Intel Corporation, a Delaware corporation (the "Investor").

                            RECITALS

      WHEREAS, the Company desires to sell to the Investor, and the Investor desires to purchase from the Company, shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock"), a warrant to purchase a number of shares of Common Stock substantially in the form attached to this Agreement as Exhibit A (the "Equity Warrant"), and a warrant to purchase a number of shares of Common Stock substantially in the form attached to this Agreement as Exhibit B (the "Business Warrant," together with the Equity Warrant, the "Warrants"), on the terms and conditions set forth in this Agreement;

      NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   AGREEMENT TO PURCHASE AND SELL SECURITIES.

      (a) Authorization. The Company's Board of Directors will, prior to the Closing, authorize the issuance, pursuant to the terms and conditions of this Agreement, of the number of shares of Common Stock being purchased hereunder and the Warrants, and shall further reserve for issuance upon exercise of the Warrants the number of shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares").

     (b)  Agreement to Purchase and Sell Certain Securities.

          (i) The Company hereby agrees to issue to the Investor at the Closing (as defined below), and the Investor hereby agrees to acquire from the Company at the Closing, (A) four hundred twenty-three thousand two hundred twelve (423,212) shares of Common Stock (the "Purchased Shares") and (B) the Equity Warrant, for an aggregate purchase price of Five Million Dollars ($5,000,000) (the "Purchase Price").

           (ii) The parties hereto acknowledge that the Equity Warrant is being issued by the Company to the Investor solely in consideration of, and with respect to, the purchase by the Investor of the Purchased Shares and not in consideration of the execution and delivery by the parties of the Cooperation Agreement, dated as of the date hereof, between the Company and Intel (the "Business Agreement"); and no action that occurs under the Business Agreement will have any effect on the validity or exercisability of the Equity Warrant.

      (c) Agreement to Purchase and Sell Business Warrant. The Company hereby agrees, in connection with the Business Agreement, to issue to the Investor at the Closing, and the Investor hereby agrees, in connection with the Business Agreement, to acquire from the Company at the Closing the Business Warrant.

      (d) Exercise Price of the Warrants. The exercise price of the Warrants shall be $21.54 per share as reflected in the Warrants.

      (e) Use of Proceeds. The Company intends to apply the net proceeds from the sale of the Purchased Shares for working capital and other general corporate purposes and to fund the Business Agreement between the Company and Investor.

2. CLOSING. The purchase and sale of the Purchased Shares and the Warrants shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1530 Page Mill Road, Palo Alto, California, at 10:00 a.m. California time, within three (3) business days after the conditions set forth in Sections 5 and 6 have been satisfied (or waived by the party entitled to waive any such conditions), or at such other time and place as the Company and the Investor mutually agree upon (which time and place are referred to in this Agreement as the "Closing"). At the Closing, the Company will deliver to the Investor certificates representing the Purchased Shares and the Warrants against delivery to the Company by the Investor of the Purchase Price in cash paid by wire transfer of funds to the Company. Closing documents may be delivered by facsimile with original signature pages sent by overnight courier. The date of the Closing is referred to herein as the Closing Date.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Investor that the statements in this Section 3 are true and correct, except as set forth in the Disclosure Letter or in the SEC Documents (as defined below). The Disclosure Letter (the "Disclosure Letter") shall set forth exceptions, if any, to the representations and warranties made by the Company in Section 3 hereof. Such Disclosure Letter shall be organized such that any exceptions specifically identify the representation and warranty, by section, to which they relate, and shall clearly identify the nature of the exception, to the Investor's reasonable satisfaction.

      (a) Organization Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has all corporate power and authority required to (a) carry on its business as presently conducted, and (b) enter into this Agreement, the Warrants and the other agreements, instruments and documents contemplated hereby, and to consummate the transactions contemplated hereby and thereby. The Company is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means a material adverse effect on, or a material adverse change in, or a group of such effects on or changes in, the business, operations, financial condition, results of operations, prospects, assets or liabilities of the Company and its Subsidiaries, taken as a whole.

      (b) Capitalization. The capitalization of the Company, without giving effect to the transactions contemplated by this Agreement, is as follows. The authorized stock of the Company consists only of 40,000,000 shares of Common Stock, of which 8,561,612 shares were issued and outstanding as of October 31, 1999, and 10,000,000 shares of preferred stock, none of
which  is  issued  or outstanding on the date hereof.   All  such
shares of Common Stock have been duly authorized, and all such issued and outstanding shares of Common Stock have been validly issued, are fully paid and nonassessable and are free and clear of all liens, claims and encumbrances, other than any liens, claims or encumbrances created by or imposed upon the holders thereof. As of the date hereof, the Company also has reserved 5,149,155 shares of Common Stock for issuance upon exercise of options, rights, or other stock awards granted to officers, directors, employees, consultants or independent contractors or Affiliates of the Company under the Company's employee benefit, stock purchase, stock option and equity incentive plans. As of October 31, 1999, of the shares of Common Stock reserved for issuance upon exercise of options, 2,080,710 shares remained subject to outstanding options and 2,701,662 shares were reserved for future grants. As of October 31, 1999, 70,990 shares of Common Stock have been sold under the Company's stock purchase plan, and 179,010 shares remain available for sale under such plan. All shares of Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no other equity securities, options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such equity security, option, warrant, call, right, commitment or agreement.

      (c) Due Authorization. All corporate actions on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery of, and the performance of all obligations of the Company under this Agreement and the Warrants, and the authorization, issuance, reservation for issuance and delivery of all of the Purchased Shares being sold under this Agreement and the Warrants Shares issuable upon exercise of the Warrants, have been or will be taken prior to the Closing, and each of this Agreement and the Warrants constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (a) as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies and (b) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

     (d)  Valid Issuance of Stock.

           (i) Valid Issuance. The Purchased Shares and the Warrant Shares will be, upon payment therefor by the Investor in accordance with this Agreement and the Warrants, respectively, duly authorized, validly issued, fully paid and non-assessable (provided that the Investor acknowledges that the certificate representing the Purchased Shares will not be physically delivered to the Investor until the expiration of the Nasdaq imposed waiting period relating to listing applications, which shall not in any event be more than 14 business days after the Closing Date).

           (ii)  Compliance with Securities Laws.   Assuming  the
correctness  of  the  representations made  by  the  Investor  in
Section 4 hereof, the Purchased Shares and the

Warrants will be issued to the Investor in compliance with applicable exemptions from (i) the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act") and (ii) the registration and qualification requirements of all applicable securities laws of the states of the United States.

     (e)  Subsidiaries and Affiliates.

           (i) The Disclosure Letter or the SEC Documents sets forth a list of all entities in which the Company beneficially owns, directly or indirectly, 50% or more of the outstanding stock or other equity interests (collectively, the "Subsidiaries"). The Disclosure Letter also includes a complete list of the corporations, partnerships, limited liability companies or other entities with respect to which the Company beneficially owns, directly or indirectly, ten percent (10%) or more of the outstanding stock or other equity interests and the percentage ownership of such entity by the Company. Except as set forth in the Disclosure Letter or the SEC Documents, there is no other entity with respect to which: (i) the Company beneficially owns, directly or indirectly, ten percent (10%) or more of the outstanding stock or other ownership interests of such entity; (ii) the Company may be deemed to be in control because of factors or relationships other than the quantity of stock or other interests owned; or (iii) the investment by the Company is accounted for by the equity method.

           (ii) All capital stock or other equity interests owned by the Company as described pursuant to Section 3(e)(i) are owned by the Company or its Subsidiaries, as the case may be, as record and beneficial owner thereof free and clear of all liens, charges, encumbrances, equities and claims whatsoever. There is no outstanding or authorized option, subscription, warrant, call, right, commitment or other agreement of any character obligating the Company to issue, sell, transfer, pledge or otherwise encumber any share of capital stock or other equity interest described pursuant to Section 3(e)(i) or any security or other instrument convertible into or exercisable for or evidencing the right to subscribe for any such share of capital stock or other equity interest.

            (iii) Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its state of organization. Each Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect. Each Subsidiary has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as now conducted.

      (f) Governmental Consents. No consent, approval, order or authorization of, or registration qualification, designation, declaration or filing with, or notice to, any federal, state or local governmental authority on the part of the Company is required in connection with the issuance of the Purchased Shares, the Warrants or the Warrant Shares to the Investor, or the consummation of the other transactions contemplated by this Agreement and the Warrants, except for: (i) compliance with the HSR Requirements (as defined below) that may be required for the issuance of the Warrant Shares; and (ii) the listing of the Purchased Shares and the Warrant Shares on the Nasdaq National Market. All such qualifications and filings will, in the case of qualifications, be effective on the Closing and will, in the case of filings, be made within the time prescribed by law. As used herein, the term "HSR Requirements" means compliance with the filing and other requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

       (g) Non-Contravention. The execution, delivery and performance of this Agreement and the Warrants by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby (including issuance of the Purchased Shares, the Warrants and the Warrant Shares), do not and will not (i) contravene or conflict with the Certificate of Incorporation or Bylaws of the Company; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Company; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Company is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Company under, any contract to which the Company is a party or any permit, license or similar right relating to the Company or by which the Company may be bound or affected.

      (h) Litigation. Except as set forth in the Disclosure Letter, there is no action, suit, proceeding, claim, arbitration or investigation ("Action") pending or, to the best of the
Company's knowledge, threatened: (i) against the Company or its Subsidiaries, their respective activities, properties or assets, or any officer, director or employee of the Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company or a Subsidiary that the Company believes is reasonably likely to have a Material Adverse Effect, or (ii) that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or the Warrants. Neither the Company nor any of its Subsidiaries is a
party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. No Action by the Company is currently pending nor does the Company intend to initiate any Action that is reasonably likely to have a Material Adverse Effect.

     (i) Compliance with Law and Charter Documents. The Company is not in violation or default of any provisions of its
Certificate of Incorporation or Bylaws, both as amended. The Company has complied in all material respects and is in material compliance with all applicable statutes, laws, rules, regulations and orders of the United States of America and all states thereof, foreign countries and other governmental bodies and agencies having jurisdiction over the Company's business or properties, where the failure to so materially comply would reasonably likely have a Material Adverse Effect.

     (j)  SEC Documents.

           (i) Reports. The Company has furnished to the Investor prior to the date hereof a complete and correct list of all registration statements, reports and proxy statements filed by the Company with the Securities and Exchange Commission (the "SEC") on or after March 31, 1999 (the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1999, its Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30 and September 30, 1999 and all such other registration statements, reports and proxy statements are collectively referred to herein as the "SEC Documents"). Each of the SEC Documents, as of the respective date thereof (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), did not, and each of the registration statements, reports and proxy statements filed by the Company with the SEC after the date hereof and prior to the Closing will not, as of the date thereof (or if amended or superseded by a filing after the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company is not a party to any material contract, agreement or other arrangement that was required to have been filed as an exhibit to the SEC Documents that was not so filed.

           (ii) Financial Statements. The Company has provided the Investor with copies of its audited financial statements (the "Audited Financial Statements") for the fiscal year ended March 31, 1999, and its unaudited financial statements for the six-month period ended September 30, 1999 (the "Balance Sheet Date"). Since the Balance Sheet Date, the Company has duly filed with the SEC all registration statements, reports and proxy statements required to be filed by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act. The audited and unaudited consolidated financial statements of the Company included in the SEC Documents filed prior to the date hereof fairly present, in conformity with generally accepted accounting principles ("GAAP") (except, in the case of the Form 10-Q's, as may otherwise be permitted by Form 10-Q) applied on a consistent basis (except as otherwise may be stated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of unaudited interim financial statements).

      (k)   Absence of Certain Changes Since Balance Sheet  Date.
Since the Balance Sheet Date, the business and operations of the Company have been conducted in the ordinary course consistent with past practice, and there has not been:

           (i) any declaration, setting aside or payment of any dividend or other distribution of the assets of the Company with respect to any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company or any subsidiary of the Company of any outstanding shares of the Company's capital stock;

           (ii) any damage, destruction or loss, whether or not covered by insurance, except for such occurrences, individually and collectively, that are not material to the Company;

           (iii)any waiver by the Company of a valuable right or of a material debt owed to it, except for such waivers, individually and collectively, that are not material;

          (iv) any material change or amendment to, or any waiver of any material right under a material contract or arrangement by which the Company or any of its assets or properties is bound or subject, except for changes, amendments or waivers that are expressly provided for or disclosed in this Agreement;

           (v) any change by the Company in its accounting principles, methods or practices or in the manner it keeps its accounting books and records, except any such change required by a change in GAAP; or

           (vi) any other event or condition of any character, except for such events and conditions that have not resulted, and could not reasonably be expected to result, either individually or collectively, in a Material Adverse Effect.

     (l)  Intellectual Property.

           (i) Ownership or Right to Use. The Company has sole title to and owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents or patent applications, software, know-how, registered or unregistered trademarks and service marks and any applications therefor, registered or unregistered copyrights, trade names, and any applications therefor, trade secrets or other confidential or proprietary information ("Intellectual Property") necessary to enable the Company to carry on its business as currently conducted, except where any deficiency, or group of deficiencies, would not have a Material Adverse Effect.

           (ii) No Infringement. Except as set forth in the Disclosure Letter, the Company has not violated or infringed in any material respect, and is not currently violating or infringing in any material respect, and the Company has not received any communications alleging that the Company (or any of its employees or consultants) has violated or infringed, any Intellectual Property of any other person or entity.

          (iii)Year 2000 Compliance.

                (A) All of the Company's and its Subsidiaries' material products (including products currently under development) will record, store, process and calculate and present calendar dates falling on and after December 31, 1999, and will calculate any information dependent on or relating to such dates in the same manner and with the same functionality, data integrity and performance as the products record, store, process, calculate and present calendar dates on or before December 31, 1999, or calculate any information dependent on or relating to such dates (collectively, "Year 2000 Compliant"). All of the Company's and its Subsidiaries' material products will lose no significant functionality with respect to the introduction of records containing dates falling on or after December 31, 1999. To the best knowledge of the Company, all of the Company's and its Subsidiaries' internal computer systems comprised of software, hardware, databases or embedded control systems (microprocessor controlled, robotics or other device) related to the Company's and its Subsidiaries' businesses (collectively, a "Business System"), that constitutes any material part of, or is used in connection with the use, operation or enjoyment of, any material tangible or intangible asset or real property of the Company and its Subsidiaries, including its accounting systems, are Year 2000 Compliant. The current versions of the Company's and its Subsidiaries' software and all other Intellectual Property may be used prior to, during and after December 31, 1999, such that such software and Intellectual Property will operate prior to, during and after such time period without error caused by date data that represents or references different centuries or more than one century.

                (B) To the knowledge of the Company, all of the Company's products and the conduct of the Company's business with customers and suppliers will not be materially adversely affected by the advent of the year 2000, the advent of the twenty-first century or the transition from the twentieth century through the year 2000 and into the twenty-first century. To the knowledge of the Company, neither the Company nor any of its subsidiaries is reasonably likely to incur material expenses arising from or relating to the failure of any of its Business Systems or any products (including all products sold on or prior to the date hereof) as a result of the advent of the year 2000, the advent of the twenty-first century or the transition from the twentieth century through the year 2000.

      (m)   Full Disclosure.  The information contained  in  this
Agreement, the Disclosure Letter and the SEC Documents with respect to the business, operations, assets, results of operations and financial condition of the Company, and the transactions contemplated by this Agreement , are true and complete in all material respects and do not omit to state any material fact or facts necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.    REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS  OF  THE
INVESTOR.   The  Investor hereby represents and warrants  to  the
Company, and agrees that:

      (a) Organization Good Standing and Qualification. The Investor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to carry on its business as presently conducted, to enter into this Agreement and the Warrants and to consummate the transactions contemplated hereby and thereby.

     (b) Authorization. The execution of this Agreement and the Warrants has been duly authorized by all necessary corporate action on the part of the Investor. Each of this Agreement and the Warrants constitutes the Investor's legal, valid and binding obligation, enforceable in accordance with its terms, except (a) as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and
(ii) the effect of rules of law governing the availability of equitable remedies, and (b) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

      (c) Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Investor is required in connection with the purchase of the Purchased Shares or the Warrants or the Warrant Shares by the Investor, except for compliance with the HSR Requirements in connection with the issuance of the Warrant Shares.

      (d) Purchase for Own Account. The Purchased Shares, the Warrants and, upon exercise of the Warrants, the Warrant Shares, are being acquired for investment for the Investor's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The

Investor also represents that it has not been formed for the specific purpose of acquiring the Purchased Shares, the Warrants or the Warrant Shares.

      (e) Investment Experience. The Investor understands that the purchase of the Purchased Shares, the Warrants and the
Warrant Shares involves substantial risk. The Investor has experience as an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Purchased Shares, the Warrants and the Warrant Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the Purchased Shares, the Warrants and the Warrant Shares and protecting its own interests in connection with this investment.

      (f) Accredited Investor Status. The Investor is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act. The Investor has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or the acquisition of the Purchased Shares, the Warrants or the Warrant Shares.

      (g) Restricted Securities. The Investor understands that the Purchased Shares, the Warrants and the Warrant Shares are characterized as "restricted securities" under the Securities Act, inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that such securities may be resold under the Securities Act and applicable regulations thereunder only pursuant to a registration statement under the Securities Act or an exemption therefrom. The Investor is familiar with Rule 144 of the SEC, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

      (h) Disclosure of Information. The Investor acknowledges that it has been furnished (i) with substantially the same kind of information regarding the Company and its business, assets, results of operation, and financial condition as would be contained in a registration statement prepared in connection with a public sale of the Purchased Shares, the Warrants and the Warrant Shares and (ii) copies of all the Company's SEC filings since December 31, 1996. The Investor has had an opportunity to review all such information about the Company as the Investor desires and has been given an opportunity to ask questions and receive answers about the Company. The Investor hereby acknowledges that the Company has not made any representations or warranties to the Investor with respect to the value of the Purchased Shares, the Warrants and the Warrant Shares, and the actual value of thereof may be more or less than the consideration being paid therefor pursuant to this Agreement and the Warrants.

     (i) Legends. The Investor agrees that the certificates for the Purchased Shares, the Warrants and the Warrant Shares shall bear a legend in substantially the following form:

     "The shares represented by this certificate have not been registered under the Securities Act of 1933 or with any state securities commission, and may not be transferred or disposed of by the holder in the absence of a registration statement which is effective under the Securities Act of 1933 and applicable state laws and rules, or, unless, immediately prior to the time set for transfer, such transfer may be effected without violation of the Securities Act of 1933 and other applicable state laws and rules."

In addition, the Investor agrees that the Company may place stop transfer orders with its transfer agents with respect to such certificates. The appropriate portion of the legend and the stop transfer orders will be removed promptly upon delivery to the Company of such satisfactory evidence as reasonably may be required by the Company that such legend or stop orders are not required to ensure compliance with the Securities Act.

5.   CONDITIONS TO THE INVESTOR'S OBLIGATIONS AT CLOSING.

The obligations of the Investor under Sections l and 2 of this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

      (a) Representations and Warranties True. Each of the representations and warranties of the Company contained in
Section 3 shall be true and correct in all material respects on and as of the date hereof and on and as of the date of the Closing, except as set forth in the Disclosure Letter or the SEC Documents, with the same effect as though such representations and warranties had been made as of the Closing.

      (b) Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

      (c) Securities Exemptions. The offer and sale of the Purchased Shares and the Warrants to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

      (d) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Investor, and the Investor shall have received all such counterpart originals and certified or other copies of such documents as it may reasonably request. Such documents shall include but not be limited to the following:

           (i) Certified Charter Documents. A copy of (i) the Articles of Incorporation certified as of a recent date by the Secretary of State of Texas as a complete and correct copy thereof, and (ii) (iii) the Bylaws of the Company (as amended through the date of the Closing) certified by the Secretary of the Company as a true and correct copy thereof as of the Closing.

           (ii) Board Resolutions. A copy, certified by the Secretary of the Company, of the resolutions of the Board of Directors of the Company providing for the approval of this Agreement and the Warrants and the issuance of the Purchased Shares, the Warrants and the Warrant Shares, and the other matters contemplated hereby and thereby.

           (iii)Registrar and Transfer Agent Certificate. A certificate, executed by the Company's registrar and transfer agent certifying the number of outstanding shares of Common Stock of the Company as of a recent date reasonably acceptable to the Investor.

      (e) Opinion of Company Counsel. The Investor will have received an opinion on behalf of the Company, dated as of the date of the Closing, from counsel to the Company, in the form attached as Exhibit C.

      (f) No Material Adverse Effect. Between the date hereof and the Closing, there shall not have occurred any event constituting a Material Adverse Effect.

      (g) Other Actions. The Company shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested by the Investor in connection with the transactions contemplated hereby.

6.    CONDITIONS  TO THE COMPANY'S OBLIGATIONS AT  CLOSING.   The
obligations of the Company to the Investor under this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

        (a) Representations and Warranties True. The representations and warranties of the Investor contained in
Section 4 shall be true and correct in all material respects on and as of the date hereof and on and as of the date of the Closing with the same effect as though such representations and warranties had been made as of the Closing.

      (b) Performance. The Investor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

      (c) Payment of Purchase Price. The Investor shall have delivered to the Company the Purchase Price as specified in
Section 1(b).

      (d) Securities Exemptions. The offer and sale of the Purchased Shares and the Warrants to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

      (e) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto will be reasonably satisfactory in form and substance to the Company and to the Company's legal counsel, and the Company will have received all such counterpart originals and certified or other copies of such documents as it may reasonably request.

      (f) Nasdaq Requirements. All requirement of the Nasdaq National Market in connection with the transactions contemplated by this Agreement shall have been complied with (provided that the Investor acknowledges that the certificate representing the Purchased Shares will not be physically delivered to the Investor until the expiration of the Nasdaq imposed waiting period relating to listing applications, which shall not in any event be more than 14 business days after the Closing
Date).

7.   COVENANTS AND AGREEMENTS OF THE PARTIES.

     (a)  Information Rights.

           (i) Financial Information. The Company covenants and agrees that, commencing on the Closing and continuing for so long as the Investor holds at least ten percent (10%) the Purchased Shares (such number to be proportionately adjusted for stock splits, stock dividends and similar events), the Company shall:

                (A) Annual Reports. Furnish to the Investor promptly following the filing of such report with the SEC a copy of the Company's Annual Report on Form 10-K for each fiscal year. In the event the Company shall no longer be required to file Annual Reports on Form 10-K, the Company shall, within ninety
(90) days following the end of each respective fiscal year, deliver to the Investor a copy of a consolidated balance sheet as of the end of such fiscal year, a consolidated statement of income and a consolidated statement of cash flows of the Company and its Subsidiaries for such year, setting forth in each case in comparative form the figures from the Company's previous fiscal year, all prepared in accordance with generally accepted accounting principles and practices and audited by nationally recognized independent certified public accountants.

                (B) Quarterly Reports. Furnish to the Investor promptly following the filing of such report with the SEC, a copy of each of the Company's Quarterly Reports on Form 10-Q. In the event the Company shall no longer be required to file Quarterly Reports on Form 10-Q, the Company shall, within forty-five (45) days following the end of each of the first three (3) fiscal quarters of each fiscal year, deliver to the Investor a copy a consolidated balance sheet as of the end of the respective fiscal quarter, consolidated statements of income and consolidated statements of cash flows of the Company and its Subsidiaries for the respective fiscal quarter and for the year to-date, setting forth in each case in comparative form the figures from the comparable periods in the Company's immediately preceding fiscal year, all prepared in accordance with generally accepted accounting principles and practices, but all of which may be unaudited.

           (ii)  SEC  Filings. The Company shall deliver  to  the
Investor copies of each other document filed with the SEC on a non-confidential basis promptly following the filing of such document with the SEC.

     (b)  Registration Rights.

          (i)  Definitions.  For purposes of this Section 7(b):

                 (A) Registration. The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement

                  (B) Registrable Securities. The term "Registrable Securities" means: (x) the Purchased Shares and the Warrant Shares and (y) any shares of Common Stock of the Company or other securities of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the securities described in the immediately preceding clause. Notwithstanding the foregoing, "Registrable Securities" shall exclude any Registrable Securities (i) sold by a person in a transaction in which rights under this Section 7(b) are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering, whether sold pursuant to Rule 144 promulgated under the Securities Act, or in a registered offering, or otherwise or (ii) that may then be sold to the public pursuant to Rule 144.

               (C) Registrable Securities Then Outstanding. The number of shares of "Registrable Securities then outstanding" shall mean the number of Purchased Shares, shares of Common Stock and other securities that are Registrable Securities and are then issued and outstanding.

                (D) Holder. For purposes of this Section 7(b), the term "Holder" means any person owning of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act or any permitted assignee of record of such Registrable Securities to whom rights under this Section 7(b) have been duly assigned in accordance with this Agreement.

                (E) Form S-3. The term "Form S-3" means such form under the Securities Act as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

          (ii) Demand Registration.

                (A) Request by Holders. If (i) the Company shall, following the Closing, receive a written request from the Holders of twenty-five percent (25%) of the Registrable Securities, that the Company file a registration statement under the Securities Act on Form S-3 or, if Form S-3 is not then available for use by the Company, then such other form as such Holders (upon the advice of the underwriters, if any, engaged by such Holders) may request (including a "shelf" registration statement, if requested by such Holders, during any period of time that Rule 144 is not available as an exemption for the sale in a single 90-day period of all of the Registrable Securities that any such Holder desires to sell, in which case the Company would maintain the effectiveness of such "shelf" registration statement until all such Registrable Securities are sold under such registration statement or could be sold under Rule 144 in a single 90-day period, provided that the Company shall not be required to keep such registration statement effective for longer than six (6) months after the effective date thereof) covering the registration of Registrable Securities, and (ii) the expected gross proceeds of the sale of Registrable Securities under such registration statement would equal or exceed Five Million Dollars ($3,000,000), then the Company shall, within ten (10) business days of the receipt of such written request, give written notice of such request ("Request Notice") to all Holders, and use commercially reasonable efforts to effect, as soon as practicable, the registration under the

Securities Act of all Registrable Securities that Holders request to be registered and included in such registration by written notice given such Holders to the Company within twenty (20) days after receipt of the Request Notice; provided that the Company shall not be obligated to effect any such registration if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act pursuant to Section 7(b)(iii), other than a registration from which the Registrable Securities of Holders have been excluded with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration; provided, however, that the Company shall have no obligation to cause any registration statement contemplated by this Section 7(b)(ii) to become effective prior to the one hundred and eightieth (180th) day after the Closing Date; provided, further, that the Company shall have no obligation to cause any "shelf" registration statement contemplated by this
Section 7(b)(ii) to become effective prior to the first anniversary of the Closing Date.

                (B) Underwriting. If the Holders initiating the registration request under this Section 7(b)(ii) ("Initiating Holders") intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request, and the Company shall include such information in the written notice referred to in Section 7(b)(ii)(A). In such event, the right of any Holder to include his or her Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the initiating Holders and such Holder determined based on the number of Registrable Securities held by such Holders being registered). All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities being registered and reasonably acceptable to the Company (including a market stand-off agreement of up to ninety
(90) days if required by such underwriters). Notwithstanding any other provision of this Section 7(b)(ii), if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten then the Company shall so advise all Holders of Registrable Securities that would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable
Securities on a pro rata basis according to the number of Registrable Securities requested to be included in such registration by each Holder requesting registration (including the initiating Holders); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities of the Company and any selling securityholder other than the Holders are first entirely excluded from the underwriting and registration. Any Registrable Securities excluded and withdrawn from such underwriting shall be withdrawn from the registration.

                (C)  Maximum Number of Demand Registrations.  The
Company   shall  be  obligated  to  effect  only  two  (2)   such
registrations pursuant to this Section 7(b)(ii).

                 (D) Expenses. All expenses incurred in connection with any registration pursuant to this Section 7(b)(ii), including all federal and "blue sky" registration, filing and qualification fees, printer's and accounting fees, and fees and disbursements of counsel for the Company (but excluding underwriters' discounts and commissions relating to shares sold by the Holders), shall be borne by the Company. Each Holder participating in a registration pursuant to this Section 7(b)(ii) shall bear such Holder's proportionate share (based on the total number of shares sold in such registration other than for the account of the
Company) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering by the Holders. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 7(b)(ii) if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered, unless the Holders of such majority agree that such registration constitutes the use by the Holders of one (1) demand registration pursuant to this Section 7(b)(ii) (in which case such registration shall also constitute the use by all Holders of Registrable Securities of one (l) such demand registration); provided further, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change relating to the Company not known to the Holders at the time of their request for such registration and have withdrawn their request for registration after learning of such material adverse change, then the Holders shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration pursuant to this Section 7(b)(ii).

          (iii)Piggyback Registrations. The Company shall notify all Holders of Registrable Securities in writing at least thirty
(30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any employee benefit plan or any merger or other corporate reorganization) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall within twenty
(20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

                (A) Underwriting. If a registration statement under which the Company gives notice under this Section 7(b)(iii) is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder's Registrable Securities to be included in such a registration pursuant shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting (including a market stand-off agreement of up to ninety (90) days if required by such underwriters); provided, however, that it shall not be considered customary to require any of the Holders to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions of the Company in the registration statement or prospectus for such offering. Notwithstanding any other provision of this Agreement, if the managing underwriter determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting; provided; however, that the securities to be included in the registration and the underwriting shall be allocated, (1) first (A) in connection with any registrations effective after June 30, 2000 other than a registration statement relating to a demand registration of other shareholders of the Company, to the Company (provided, however, that a minimum of twenty-five percent (25%) of the number of Registrable Securities held by each Holder (where any Registrable Securities that are not shares of Common Stock but are exercisable or exchangeable for, or convertible into, shares of Common Stock, shall be deemed to have been so exercised, exchanged or converted for such purpose) must also in any event be included if requested by any such Holder) or (B) in connection any registration statement relating to a demand registration of other shareholders of the Company, such shareholder exercising such demand registration rights, (2) second, to the extent the managing underwriter determines additional securities can be included after compliance with clause (1), to each of the Holders (to the extent not included pursuant to clause (1)) requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities and other securities entitled to registration requested to be included by each such Holder, and (3) third, to the extent the managing underwriter determines additional securities can be included after compliance with clauses (1) and (2), to all other holders of Common Stock of the Company having the right to include their shares in such registration allocated in such manner as they may agree. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder that is a partnership, the Holder and the partners and retired partners of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons, and for any Holder that is a corporation, the Holder and all corporations that are affiliates of such Holder, shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

                 (B) Expenses. All expenses incurred in connection with a registration pursuant to this Section 7(b)(iii) (excluding underwriters' and brokers' discounts and commissions relating to shares sold by the Holders), including all federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company.

                 (C) Not Demand Registration. Registration pursuant to this Section 7(b)(iii) shall not be deemed to be a demand registration as described in Section 7(b)(ii) above. Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 7(b)(iii).

           (iv) Form S-3 Registration. If requested by the Investor, the Company shall use all reasonable commercial efforts to cause to be filed and become effective with the SEC a Registration Statement on Form S-3 relating to all of the Registrable Securities (in the event such registration statement is not effective on such date, the Company shall continue to use all reasonable commercial efforts to cause it to become effective until it becomes effective), such

Registration Statement to be effected only for sales or other transfers by the Investor in connection with offerings, sales and transfers not constituting an underwritten public offering;
provided, however, that the Company shall not be obligated to cause such registration statement to become effective before the one hundred eighty-first (181st) day following the Closing Date; provided, further, that in the event Form S-3 is not available to the Company, then the Company shall not be required to effect any such registration, in which event the Investor will, if it still desires to have such shares registered, need to request a demand registration under Section 7(b)(ii) above. The Company shall use its best efforts to cause any such Registration Statement to become effective as promptly as possible after such filing (but shall not be required to cause such Registration Statement to become effective prior to the one hundred eighty-first (181st) day following the Closing Date) and shall also use its best efforts to obtain any related qualifications, registrations or other compliances that may be necessary under any applicable "blue sky" laws. In connection with such registration, the Company will:

                (A)  Notice.  Promptly give written notice to the
Holders   of   the   proposed  registration   and   any   related
qualification or compliance; and

                (B) Registration. Effect such registration and all such qualifications and compliances and as would permit or facilitate the sale and distribution of all or such portion of such Holders or Holders' Registrable Securities on and after the one hundred and eightieth (180th) day following the Closing Date; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 7(b)(iv) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

               (C) Expenses. The Company shall pay all expenses incurred in connection with each registration requested pursuant to this Section 7(b)(iv), excluding underwriters' or brokers' discounts and commissions relating to shares sold by the Holders, including federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel.

                 (D)    Not   Demand  Registration.    Form   S-3
registrations shall not be deemed to be demand registrations as described in Section 7(b)(ii) above.

                (E) Maintenance. The Company shall use all reasonable commercial efforts to maintain the effectiveness of any Form S-3 registration statement filed under this Section 7(b)(iv) until the earlier of: (a) the date on which all of the Registrable Securities have been sold; and (b) the six-month anniversary of the effective date of such registration statement; provided, however, that unless all of the Registrable Securities held by the Investor as of such six-month anniversary could then be sold in a single transaction in accordance with Rule 144 under the Securities Act without exceeding the volume limitations thereof, if the Company receives written notice from the Investor that the Investor may be deemed to be an "affiliate" of the Company for purposes of the Securities Act, the date in this clause E shall be extended until the Investor advises the Company that it no longer believes it may be deemed such an "affiliate."

                (F)   Maximum  Number of Form S-3  Registrations.
The Company shall be obligated to effect only five (5) such registrations pursuant to this Section 7(b)(iv).

           (v) Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement the Company shall, as expeditiously as reasonably possible:

                (A) Registration Statement. Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement to become effective; provided, however, that, except as otherwise required by this Section 7(b), the Company shall not be required to keep any such registration statement effective for more than ninety (90) days.

               (B) Amendments and Supplements. Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                (C) Prospectuses. Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

                 (D) Blue Sky. Use commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                 (E)    Underwriting.   In  the  event   of   any
underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form (including customary indemnification of the underwriters by the Company), with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement; provided, however, that it shall not be considered customary to require any of the Holders to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions of the Company in the registration statement or prospectus for such offering.

                 (F) Notification. Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. In such event, the Company shall prepare a supplement or post-effective amendment to such registration statement or related prospectus or file any other required document so that, as thereafter delivered to the purchasers of Registrable Securities sold thereunder, the prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                (G) Opinion and Comfort Letter. Furnish, at the request of any Holder requesting registration of Registrable
Securities, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) in the event that such securities are being sold through underwriters, a "comfort" letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters.

           (vi) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 7(b)(ii), (iii) or (iv) that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Securities.

           (vii)Indemnification.  In the  event  any  Registrable
Securities  are  included  in  a  registration  statement   under
Sections 7(b)(ii), (iii) or (iv):

                (A) By the Company. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers, shareholders, employees, representatives and directors of each Holder, any underwriter (as determined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):

                     (x)   any untrue statement or alleged untrue
statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

                     (y)   the  omission or alleged  omission  to
state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or

                     (z)   any violation or alleged violation  by
the Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, partner, officer, shareholder, employee, representative, director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon (i) a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, shareholder, employee, representative, director, underwriter or controlling person of such Holder, (ii) any failure by such Holder to deliver a copy of the registration statement or prospectus or any amendment or supplement thereto as required by the Securities Act or the rules or regulations thereunder, or (iii) any failure by such Holder to stop using the registration statement or prospectus or any amendment or supplement thereto after receipt of written notice from the Company to stop.

                (B) By Selling Holders. To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, officers, shareholders, employees, representatives and directors and any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such officer or director, controlling person, underwriter or other such Holder, partner, officer, shareholder, employee, representative, director or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions  in respect thereto) arise out of or are based  upon  any
(i)  Violation,  in  each case to the extent  (and  only  to  the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration, (ii) any failure by such Holder to deliver a copy of the registration statement or prospectus or any amendment or supplement thereto as required by the Securities Act or the rules or regulations thereunder, or (iii) any failure by such Holder to stop using the registration statement or prospectus or any amendment or supplement thereto after receipt of written notice from the Company to stop; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such officer or director, controlling person, underwriter or other Holder, partner, officer, shareholder, employee, representative, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action: provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Holder under this subsection or otherwise in respect of any and all Violations shall not exceed in the aggregate the net proceeds received by such Holder in the registered offering out of which such Violations arise.

                 (C) Notice. Promptly after receipt by an indemnified party under of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this section, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, to the extent that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of liability except to the extent the indemnifying party is prejudiced as a result thereof.

                (D) Defect Eliminated in Final Prospectus. The foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was timely furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

                (E) Contribution. In order to provide for just and equitable contribution to joint liability under the
Securities Act in any case in which either (i) any Holder exercising rights under this Agreement, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this section, but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this section provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling person in circumstances for which indemnification is provided under this section; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion; provided, however, that, in any such case: (A) no such Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and
(B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 12(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

               (F) Survival. The obligations of the Company and Holders under this Section 7(b)(vii) shall survive until the third anniversary of the completion of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes.

           (viii)Termination of the Company's Obligations. The Company shall have no obligations pursuant to this Section 7(b) with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Section 7(b)(ii), (iii) or
(iv) more than five (5) years after the Closing Date.

           (ix) No Superior Registration Rights to Third Parties. Without the prior written consent of the Holders of a majority of the Purchased Shares, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any person or entity any registration rights of any kind (whether similar to the demand, "piggyback" or Form S-3 registration rights described in this Section 7, or otherwise) relating to shares of the Company's Common Stock or any other securities of the Company that are superior to the rights granted under this Section 7(b).

            (x)   Suspension  Provisions.   Notwithstanding   the
foregoing subsections of this Section 7(b), the Company shall not be required to take any action with respect to the registration or the declaration of effectiveness of the registration statement following written notice to the Holders from the Company (a "Suspension Notice") of the existence of any state of facts or the happening of any event (including pending negotiations relating to, or the consummation of, a transaction, or the occurrence of any event that the Company believes, in good faith, requires additional disclosure of material, non-public information by the Company in the registration statement that the Company believes it has a bona fide business purpose for preserving confidentiality or that renders the Company unable to comply with the published rules and regulations of the SEC promulgated under the Securities Act or the Exchange Act, as in effect at any relevant time (the "Rules and Regulations")) that would result in (1) the registration statement, any amendment or post-effective amendment thereto, or any document incorporated therein by reference containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (2) the prospectus issued under the registration statement, any prospectus supplement, or any document incorporated therein by reference including an untrue statement of material fact or omitting to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that the Company (1) shall not issue a Suspension Notice more than once in any twelve (12)
month period, (2) shall use its best efforts to remedy, as promptly as practicable, but in any event within ninety (90) days of the date on which the Suspension Notice was delivered, the circumstances that gave rise to the Suspension Notice and deliver to the Holders notification that the Suspension Notice is no longer in effect and (3) shall not issue a Suspension Notice for any period during which the Company's executive officers are not similarly restrained from disposing of shares of the Company's Common Stock. Upon receipt of a Suspension Notice from the Company, all time limits applicable to the Holders under this
Section 7(b) shall automatically be extended by an amount of time equal to the amount of time the Suspension Notice is in effect, the Holders will forthwith discontinue disposition of all such shares pursuant to the registration statement until receipt from the Company of copies of prospectus supplements or amendments prepared by or on behalf of the Company (which the Company shall prepare promptly), together with a notification that the Suspension Notice is no longer in effect, and if so directed by the Company, the Holders will deliver to the Company all copies in their possession of the prospectus covering such shares current at the time of receipt of any Suspension Notice.

            (xi).       "Market  Stand-Off"  Agreement;   Limited
Shareholder Participation.

                (A)   The  Company and Investor agree that:   (1)
prior to June 30, 2000, the Company shall not allow the shareholders of the Company other than Investor to sell more than ten percent (10%) of the total shares being sold in any registered offering of securities of the Company (including registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any employee benefit plan or any merger or other corporate reorganization) and (2) such ten percent (10%) of such offering shall be shared among the shareholders of the Company other than Investor as the Company shall determine; provided however, that these Sections 7(xi)(A)(1) and (2) shall not apply if, in such registration, Investor is able to register all of Investor's Registrable Securities.

                (B) Investor hereby agrees that it shall not, to the extent requested by the Company or an underwriter of securities of the Company, sell or otherwise transfer or dispose of any Registrable Securities (other than to subsidiaries, partners or affiliates of the Investor who agree to be similarly bound) prior the earlier of (1) June 30, 2000 or (2) the completion of the Company's first underwritten offering of its securities to be sold to the public after the date of this Agreement; provided however, that all executive officers and directors enter into similar agreements or sell in accordance with Section 7(xi)(A). In order to enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares subject to this Section and to impose stop transfer instructions with respect to the Registrable Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

       (c)    Obligations  Regarding  Confidential   Information.
Confidential  Information  (as  defined  below)  shall   not   be
disclosed by any party hereto to any third party except in accordance with the provisions set forth below. For purposes of this Agreement, the term "Confidential Information" refers to the following items: (i) the existence of this

Agreement and the Warrants, and (ii) the terms and provisions of this Agreement and the Warrants, provided, however, that Confidential Information shall not include any information that was (i) publicly known and generally available in the public domain prior to its disclosure by the Company, (ii) becomes publicly known and generally available in the public domain through no action or inaction on the part of the Company or (iii) becomes publicly known by written consent or other action of the Investor.

           (i) Press Releases, Etc. Within ten (10) days of the Closing, the Company may issue a press release in the form provided by Investor disclosing that Investor has invested in the Company; provided that the final form of the press release is approved in advance in writing by Investor. No other announcement regarding the Confidential Information in a press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise may be made without the prior written consent of Investor.

            (ii) Permitted Disclosures. Notwithstanding the foregoing, (i) any party may disclose any of the Confidential Information to its current or bona fide prospective investors, employees, investment bankers, lenders, accountants and attorneys, in each case only where such persons or entities are under appropriate nondisclosure obligations (the Company shall be responsible for any failure of any such person to comply with the provisions of this Section 7(c)); (ii) the Company may disclose the fact that Investor is an investor in the Company to third parties without the requirement for nondisclosure agreements and
(iii) the Investor may disclose its investment in the Company and other Confidential Information to third parties or to the public at its sole discretion and, if it does so, the Company shall have the right to disclose to third parties any such information disclosed in a press release or other public announcement by the Investor.

           (iii)Legally Compelled Disclosure. Except to the extent required by law or judicial or administrative order or except as provided herein, the Company shall not disclose any Confidential Information without the Investor's prior written approval; provided, however, that the Company may disclose any Confidential Information, to the extent required by law or judicial or administrative order, provided that if such disclosure is pursuant to judicial or administrative order, the Company will notify the Investor promptly before such disclosure and will cooperate with the Investor to seek confidential treatment with respect to the disclosure if requested by the Investor and provided further that if such disclosure is required pursuant to law or the rules and regulations of any federal, state or local governmental authority or any regulatory body, the parties will cooperate to seek confidential treatment to the maximum extent, in the reasonable judgment of counsel of the Company, possible under law. Notwithstanding the foregoing provisions or any other provision to the contrary, the Company agrees that, except to the extent required by judicial or administrative order, which the Company shall resist to the maximum extent possible under law, the Company will not file this Agreement (the "Exhibit Filing") with any governmental authority or any regulatory body; provided, however, that to the extent required under the Rules and Regulations, upon the advice of counsel and subject to any request by Investor to seek confidential treatment, the Company may (A) file this Agreement and the Warrants as an exhibit to any filing required to be made by the Company under the Exchange Act, (B) identify the Investor as "Intel Corporation" and (C) describe the material terms of the Investor's investment. The Investor hereby acknowledges that the Company has advised Investor that the Company has been advised by its counsel that such counsel believes that the Company will be required to file this Agreement and the Warrants as exhibits to the Form 10-K that the Company will be required to file under the Exchange Act for its fiscal year ending March 31, 2000. The Company agrees that it will provide the Investor with drafts of any documents, press releases or other filings (including the filing permitted by the proviso of the immediately preceding sentence) in which the Company desires to disclose this Agreement and the Warrants, the transactions contemplated hereby or thereby or any other Confidential Information is disclosed at least three (3) business days prior to the filing or disclosure thereof, and that it will make any changes to such materials as requested by the Investor unless advised by counsel that the Rules and Regulations require otherwise. Unless permitted by the terms of this Section 7(c), the Company will not disclose any Confidential Information or file this Agreement or the Warrants if the Investor has objected to such disclosure or filing. The Company will not, except as permitted above, file this Agreement or the Warrants with any governmental authority or any regulatory body, or disclose the identity of the Investor or any other Confidential Information in any filing.

          (iv) Other Information. The provisions of this Section 7(c) shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by any of the parties hereto with respect to the transactions contemplated hereby. Additional disclosures and exchange of confidential information between the Company and the Investor shall be governed by the terms of the Corporate Non-Disclosure Agreement No. 127931, effective June 1, 1999, executed by the Company and the Investor.

     (d)  Rights of Participation.

           (i) General. As used in this Agreement, the "Rights Period" means the period from the date hereof until the earlier of: (1) such time as the Investor, together with its Subsidiaries, no longer hold the equivalent of at least twenty-five percent (25%) of the Purchased Shares, such number to be proportionately adjusted for stock splits, stock dividends and similar events, or (2) December 31, 2005. During the Rights Period, the Investor and each other person or entity to whom rights under this Section 7(d) have been duly assigned (each of the Investor and each such assignee, a "Participation Rights Holder") shall have a right of first refusal to purchase such Participation Rights Holder's Pro Rata Share (as defined below) of all New Securities (as defined below) that the Company may from time to time issue during such period (such New Securities would be allocated among the Participation Rights Holders who elect to exercise their right to purchase such New Securities on a pro rata basis according to the number of Purchased Shares held by each such Participation Rights Holder. The rights described in the preceding sentence, as further described in this Section 7(d), are referred to as the "Right of Participation".

           (ii) Pro Rata Share. "Pro Rata Share" means, with respect to each Participation Rights Holder, the ratio of the following numbers calculated immediately prior to the issuance of the New Securities giving rise to the Right of Participation:
(A) the Participant Share Number (as defined below) for such Participation Rights Holder, to (B) the sum of (a) the total number of shares of Common Stock and other voting capital stock of the Company then outstanding, plus (b) the number of shares of voting capital stock issuable upon the exercise, conversion or exchange of any other security of the Company then outstanding.

          (iii)New Securities. "New Securities" means any Common Stock, preferred stock or other voting capital stock or security of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or preferred stock or other voting capital stock or security, and securities of any type whatsoever that are, or may become, convertible into or exchangeable or exercisable for Common Stock, preferred stock or other voting capital stock or security; provided, however, that the term New Securities shall not include:

                (A) any shares of Common Stock (or options, rights, awards to acquire, or warrants therefor) issued to employees, officers, directors or consultants of the Company pursuant to any stock purchase, stock option, stock incentive, equity incentive, and other employee benefit plans, and agreements having similar purpose and effect, in effect on the Closing Date or approved by the Board of Directors after the Closing Date;

                (B) the Purchased Shares issued under this Agreement;

                (C) shares of Common Stock issued upon exercise of any warrant issued to Investor;

                (D) any securities issued in connection with any stock split stock, dividend or other similar event in which all Participation Rights Holders are entitled to participate on a pro rata basis;

                (E) any securities issued upon the exercise, conversion or exchange of any outstanding security if such outstanding security constituted a New Security;

                 (F) any securities issued pursuant to the acquisition of another Person, or subsidiary or division thereof, by the Company by consolidation, merger, purchase of assets, or other reorganization; or

                (G) any shares of capital stock of the Company, or any options, warrants, rights or other securities convertible into, exercisable for or exchangeable into shares of capital stock of the Company, (i) issued to a bank lender to the Company (or any other person that lends money to the Company) or (ii) offered and sold by the Company pursuant to a registration statement filed under the Securities Act.

           (iv) Participant Share Number. "Participant Share Number", with respect to a Participant Rights Holder, means the sum of (1) the number of Purchased Shares held by such Participant, and (2) the number of shares of Common Stock or other voting capital stock or security issuable upon the exercise, conversion or exchange of any other security of the Company held by such Participant.

           (v) Purchase Price. The purchase price paid by the Participant Rights Holder for the New Securities shall equal the sales price of the New Securities.

           (vii) Procedures. If the Company proposes to undertake an issuance of New Securities (in a single transaction or a series of related transactions) in circumstances that entitled a Participation Rights Holder to participate therein in accordance this Section 7(d), the

Company shall give to each Participation Rights Holder written notice of its intention to issue New Securities (the "Participation Notice"), describing the amount and the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities. Each Participation Rights Holder shall have fifteen (15) business days from the date of receipt of any such Participation Notice to agree in writing to purchase up to the maximum number of such New Securities that such Participation Rights Holder is entitled to purchase for the purchase price specified in Section 7(d)(v) above and upon the terms and conditions specified in the Participation Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such maximum). If any Participation Rights Holder fails to so agree in writing within such 15 business day period, then such Participation Rights Holder shall forfeit the right hereunder to participate in such sale of New Securities. All sales hereunder shall be consummated concurrently with the closing of the transaction triggering the Right of Participation.

           (ix) Failure to Exercise. Upon the expiration of such fifteen (15) business day period, the Company shall have one hundred twenty (120) days thereafter, subject to extensions for regulatory compliance, to sell the New Securities described in the Participation Notice (with respect to which the Participation Rights Holders' rights of first refusal hereunder were not exercised), or enter into an agreement to do so within sixty (60) days thereafter (which agreement must be consummated within one hundred twenty (120) days after its execution, subject to extensions for regulatory compliance), at the price (or a higher price) and upon non-price terms not materially more favorable to the purchasers thereof than specified in the Participation Notice. If the Company has not issued and sold such New Securities within such 120-day period, or entered into an agreement to do so within sixty (60) days thereafter (and consummated such agreement within such 120-day period), then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Participation Rights Holders pursuant to this Section 7(d).

     (e)  Rights in the Event of a Corporate Event.

           (i) Corporate Events. A "Corporate Event" shall mean any of the following, whether accomplished through one or a series of related transactions: (A) any transaction, other than an issuance of securities in connection with the acquisition of an unaffiliated third party in an arms length transaction, that results in a greater than fifty percent (50%) change in the total outstanding number of voting securities (which, for purposes of this Agreement, shall mean all securities of the Company that presently are, or would be upon conversion, exchange or exercise, entitled to vote in the election of directors) of the Company immediately prior to such issuance (other than any such change solely as a result of a stock split, stock dividend or other recapitalization affecting holders of Common Stock and other classes of voting securities of the Company on a pro rata basis);
(B) an acquisition of the Company by consolidation, merger (regardless of whether the Company is the survivor of such merger or not), share purchase or exchange or other reorganization or transaction in which the holders of the Company's outstanding voting securities immediately prior to such transaction own, immediately after such transaction, securities representing less than a majority of the voting power of the Company or the Person issuing such securities or surviving such transaction, as the case may be; (C) the acquisition of all or substantially all the assets of the Company; and (D) any transaction or series of related transactions that results in the failure of the majority of the members of the

Board immediately prior to the closing of such transaction or series of related transactions failing to constitute a majority of the Board (or its successor) immediately following such transaction or series of related transactions.

           (ii) Notice of Corporate Events. Until such time as the Investor no longer holds at least twenty-five percent (25%) of the Purchased Shares (such number to be proportionately adjusted for stock splits, stock dividends and similar events), the Company shall provide the Investor with written notice of terms of any offer (written or oral) from any Person for a proposed Corporate Event. Any notice shall be delivered to the Investor as soon as practicable but no later than five (5) business days after the date the Company first becomes aware of such offer or proposed Corporate Event. Without limiting the generality of the foregoing, such notice shall set forth the identity(ies) of the Person(s) involved, the consideration to be paid and all other material terms and conditions. If such offer is in writing (whether in the form of a letter of intent, term sheet or otherwise), the Company shall deliver a copy thereof to the Investor.

8.   INDEMNIFICATION.

     (a)  Agreement to Indemnify.

           (i) Company Indemnity. The Investor, its Affiliates and Associates, and each officer, director, shareholder, employer, representative and agent of any of the foregoing (collectively, the "Investor Indemnitees") shall each be indemnified and held harmless to the extent set forth in this
Section 8 by the Company with respect to any and all Damages (as defined below) incurred by any Investor Indemnitee as a proximate result of any misrepresentation in, or breach of, any representation, warranty, covenant or agreement made by the Company in this Agreement (including any exhibits and schedules hereto); provided, however, no Investor Indemnitee may make a claim for indemnification hereunder unless the aggregate amount of such Damages (together with all concurrent or prior claims hereunder) exceeds $100,000 (the "Indemnification Threshold") in which case the Company will be liable for the full amount of such Damages including the initial $100,000 of Damages. The aggregate liability of the Company hereunder will not in any event exceed the aggregate consideration paid to the Company in connection with this Agreement and the Warrants(the "Indemnification Cap"). Indemnification claims arising from the registration of Registrable Securities under Federal and state securities laws are covered by Section 7(b) and not this Section 8.

           (ii) Investor Indemnity. The Company, its Affiliates and Associates, and each officer, director, shareholder, employer, representative and agent of any of the foregoing (collectively, the "Company Indemnitees") shall each be indemnified and held harmless to the extent set forth in this
Section 8, by the Investor, in respect of any and all Damages incurred by any Company Indemnitee as a proximate result of any misrepresentation in, or breach of, any representation, warranty, covenant or agreement made by the Investor in this Agreement; provided, however, no Company Indemnitee may make a claim for indemnification hereunder unless the aggregate amount of such Damages (together with all concurrent or prior claims hereunder) exceeds the Indemnification Threshold, in which case the Investor will be liable for the full amount of such Damages including the initial $100,000 of Damages. The aggregate liability of the Investor hereunder will not in any event exceed the

Indemnification Cap. Indemnification claims arising from the registration of Registrable Securities under Federal and state securities laws are covered by Section 7(b) and not this Section
8.

           (iii)Equitable  Relief.  Nothing  set  forth  in  this
Section 8 shall be deemed to prohibit or limit any Investor Indemnitee's or Company Indemnitee's right at any time before, on or after the Closing, to seek injunctive or other equitable relief for the failure of any Indemnifying Party to perform or comply with any covenant or agreement contained herein.

      (b) Survival. All representations and warranties of the Investor and the Company contained herein and all claims of any Investor Indemnitee or Company Indemnitee in respect of any inaccuracy or misrepresentation in or breach hereof, shall survive the Closing until the second anniversary of the date of this Agreement, regardless of whether the applicable statute of limitations, including extensions thereof, may expire. All
covenants  and  agreements  of  the  Investor  and  the   Company
contained in this Agreement shall survive the Closing in perpetuity (except to the extent any such covenant or agreement shall expire by its terms). All claims of any Investor Indemnitee or Company Indemnitee in respect of any breach of such covenants or agreements shall survive the Closing until the expiration of two years following the non-breaching party's obtaining actual knowledge of such breach.

     (c) Claims for Indemnification. If any Investor Indemnitee or Company Indemnitee (an "Indemnitee") shall believe that such Indemnitee is entitled to indemnification pursuant to this
Section 8 in respect of any Damages, such Indemnitee shall give the appropriate Indemnifying Party (which for purposes hereof, in the case of an Investor Indemnitee, means the Company, and in the case of a Company Indemnitee, means the Investor) prompt written notice thereof. Any such notice shall set forth in reasonable detail and to the extent then known the basis for such claim for indemnification. The failure of such Indemnitee to give notice of any claim for indemnification promptly shall not adversely affect such Indemnitee's right to indemnity hereunder except to the extent that such failure adversely affects the right of the Indemnifying Party to assert any reasonable defense to such claim. Each such claim for indemnity shall expressly state that the Indemnifying Party shall have only the twenty (20) business day period referred to in the next sentence to dispute or deny such claim. The Indemnifying Party shall have twenty (20) business days following its receipt of such notice either (a) to acquiesce in such claim by giving such Indemnitee written notice of such acquiescence or (b) to object to the claim by giving such Indemnitee written notice of the objection. If the Indemnifying Party does not object thereto within such twenty (20) business day period, such Indemnitee shall be entitled to be indemnified for all Damages reasonably and proximately incurred by such Indemnitee in respect of such claim. If the Indemnifying Party objects to such claim in a timely manner, the senior management of the Company and the Investor shall meet to attempt to resolve such dispute. If the dispute cannot be resolved by the senior management, either party may make a written demand for formal dispute resolution and specify therein the scope of the dispute. Within thirty (30) days after such written notification, the parties agree to meet for one (1) day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty days after the one day mediation, either party may begin litigation proceedings. Nothing in this section shall be deemed to require arbitration.

      (d) Defense of Claims. In connection with any claim that may give rise to indemnity under this Section 8 resulting from or arising out of any claim or Proceeding against an Indemnitee by a person or entity that is not a party hereto, the Indemnifying Party may (unless such Indemnitee elects not to seek indemnity hereunder for such claim) but shall not be obligated to, upon written notice to the relevant Indemnitee, assume the defense of any such claim or Proceeding if the Indemnifying Party with respect to such claim or Proceeding acknowledges to the Indemnitee the Indemnitee's right to indemnity pursuant hereto to the extent provided herein (as such claim may have been modified through written agreement of the parties) and provides assurances, reasonably satisfactory to such Indemnitee, that the Indemnifying Party will be financially able to satisfy such claim to the extent provided herein if such claim or Proceeding is decided adversely; provided, however, that nothing set forth herein shall be deemed to require the Indemnifying Party to waive any crossclaims or counterclaims the Indemnifying Party may have against the Indemnified Party for damages. The Indemnified Party shall be entitled to retain separate counsel, reasonably acceptable to the Indemnifying Party, if the Indemnified Party shall determine, upon the written advice of counsel, that an actual or potential conflict of interest exists between the Indemnifying Party and the Indemnified Party in connection with such Proceeding. The Indemnifying Party shall be obligated to pay the reasonable fees and expenses of such separate counsel to the extent the Indemnified Party is entitled to indemnification by the Indemnifying Party with respect to such claim or Proceeding under this Section 8(d). If the Indemnifying Party assumes the defense of any such claim or Proceeding, the Indemnifying Party shall select counsel reasonably acceptable to such Indemnitee to conduct the defense of such claim or
Proceeding, shall take all steps necessary in the defense or settlement thereof and shall at all times diligently and promptly pursue the resolution thereof. If the Indemnifying Party shall have assumed the defense of any claim or Proceeding in accordance with this Section 8(d), the Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any such claim or Proceeding, with the prior written consent of such Indemnitee, not to be unreasonably withheld; provided, however, that the Indemnifying Party shall pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness thereof; provided further, that the Indemnifying party shall not be authorized to encumber any of the assets of any Indemnitee or to agree to any restriction that would apply to any Indemnitee or to its conduct of business; and provided further, that a condition to any such settlement shall be a complete release of such Indemnitee and its Affiliates, directors, officers, employees and agents with respect to such claim, including any reasonably foreseeable collateral consequences thereof. Such Indemnitee shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense. Each Indemnitee shall, and shall cause each of its Affiliates, directors, officers, employees and agents to, cooperate fully with the Indemnifying Party in the defense of any claim or Proceeding being defended by the Indemnifying Party pursuant to this Section 8(d). If the Indemnifying Party does not assume the defense of any claim or Proceeding resulting therefrom in accordance with the terms of this Section 8(d), such Indemnitee may defend against such claim or Proceeding in such manner as it may deem appropriate, including settling such claim or Proceeding after giving notice of the same to the Indemnifying Party, on such terms as such Indemnitee may deem appropriate. If any Indemnifying Party seeks to question the manner in which such Indemnitee defended such claim or Proceeding or the amount of or nature of any such settlement, such Indemnifying Party shall have the burden to prove by a preponderance of the evidence that such Indemnitee did not defend such claim or Proceeding in a reasonably prudent manner.

      (e)  No Other Claims.  The indemnification obligations  set forth in this Section 8 shall be the exclusive remedy of the Investor and the Company for claims against each other in connection with this Agreement, whether such claims are in tort or contract or whether such claims are made for breach of any representation, warranty or covenant herein or otherwise; provided, that this Section 8(e) shall not limit the ability of either party hereto (i) to make a claim other than in connection with this Agreement based on events occurring or actions taken by the other party after the date hereof (including, without limitation, claims in connection with the Business Agreement) or
(ii) to recover damages for fraud.

      (f)   Certain  Definitions. As used in this Agreement,  (a)
"Affiliate" means, with respect to any person or entity, any person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with such other person or entity; (b) "Associate" means, when used to indicate a relationship with any person or entity, (1) any other person or entity of which such first person or entity is an officer, director or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, membership interests or other comparable ownership interests issued by such other person or entity, (2) any trust or other estate in which such first person or entity has a ten percent (10%) or more beneficial interest or as to which such first person or entity serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of such first person or entity who has the same home as such first person or entity or who is a director or officer of such first person or entity; (c) "Damages" means all demands, claims, actions or causes of action, assessments, losses, damages, costs, expenses, liabilities, judgments, awards, fines, response costs, sanctions, taxes, penalties, charges and amounts paid in settlement, including (1) interest on cash disbursements in respect of any of the foregoing at the prime rate of Chase Manhattan Bank, as in effect from time to time, compounded quarterly, from the date each such cash disbursement is made until the date the party incurring such cash disbursement shall have been indemnified in respect thereof, and (2) reasonable out-of-pocket costs, fees and expenses (including reasonable costs, fees and expenses of attorneys, accountants and other agents of, or other parties retained by, such party), and (d) "Proceeding" means any action, suit, hearing, arbitration, audit, proceeding (public or private) or investigation that is brought or initiated by or against any federal, state, local or foreign governmental authority or any other person or entity.

9. ASSIGNMENT. The rights of the Investor under Sections 7(a) and (b) are transferable to a Person who acquires any of the Purchased Shares. The rights of the Investor under Sections 7(d) and (e) are transferable only to a Subsidiary or any Person who acquires all of the Purchased Shares and the Warrants or Warrant Shares in circumstances where the Investor is transferring such securities to such Person to comply with applicable law or a request of a governmental authority (including in connection with any approvals the Investor may be seeking from such governmental authority relating to any acquisition, license or other business activity engaged in, or proposed to be engaged in, by the Investor). No assignment permitted by this Section 9 shall be effective until the Company is given written notice by the assigning party stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned. In all cases, any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement.

10.  STANDSTILL AGREEMENT.

10.1 Standstill. The Investor hereby agrees that the Investor shall neither acquire, nor enter into discussions, negotiations, arrangements or understandings with any third party to acquire, beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of any Voting Stock (as defined below), any securities convertible into or exchangeable for Voting Stock, or any other right to acquire Voting Stock (except, in any case, by way of stock dividends or other distributions or offerings made available to holders of any Voting Stock generally) without the written consent of the Company, if the effect of such acquisition would be to increase the Voting Power (as defined below) of all Voting Stock then beneficially owned (as defined above) by the Investor or which it has a right to acquire to more than nineteen and ninety-nine one hundredths percent (19.99%) (the "Standstill Percentage") of the Total Voting Power (as defined below) of the Company at the time in effect; provided that:

     (a) The Investor may acquire Voting Stock without regard to the foregoing limitation, and such limitation shall be suspended, but not terminated, if and for as long as (i) a tender or exchange offer is made and is not withdrawn or terminated by another person or group to purchase or exchange for cash or other consideration any Voting Stock that, if accepted or if otherwise successful, would result in such person or group beneficially owning or having the right to acquire shares of Voting Stock with aggregate Voting Power of more than nineteen and ninety-nine one hundredths percent (19.99%) of the Total Voting Power of the Company then in effect and such offer is not withdrawn or terminated prior to the Investor making an offer to acquire Voting Stock or acquiring Voting Stock; provided however, that the foregoing standstill limitation will be reinstated once any such tender or exchange offer is withdrawn or terminated, (ii) another person or group hereafter acquires Voting Stock that results in such person or group being required to file a Schedule 13D (under the rules promulgated under Section 13(d) under the Securities and Exchange Act of 1934, as such rules and section are in effect on the date hereof), or other similar or successor schedule or form, indicating that the purpose of such acquisition is other than for mere investment; provided, however, that the foregoing standstill limitation will be reinstated once the percentage of Total Voting Power beneficially owned by such other person or group falls below five percent (5%); (iii) another person or group hereafter acquires Voting Stock that results in such person or group being required to file a Schedule 13G, or other similar or successor schedule or form, indicating that such other person or group beneficially owns or has the right to acquire Voting Stock with aggregate Voting Power of more than nineteen and ninety-nine one hundredths percent (19.99%) of the Total Voting Power of the Company; provided, however, that the foregoing standstill limitation will be reinstated once the percentage of Total Voting Power beneficially owned by such other person or group falls below five percent (5%); or (iv) another person or group orally or in writing contacts the Company and advises the Company of such person's or group's intention to commence a tender or exchange offer that, if so commenced, would result in a suspension pursuant to clause (i) above (e.g., a
"bear hug" offer); provided, however, that the foregoing standstill limitation will be reinstated if such intention is withdrawn in writing or other reasonable evidence of such withdrawal is provided to the Investor. The Company shall notify the Investor in writing of the occurrence of any event described in clauses (i) through (iv) of the immediately preceding sentence as soon as practicable following the Company's becoming aware of any such event, and in any case, shall provide the Investor written notice of any such event within twenty-four (24) hours of the occurrence of any such event.

      (b) The Investor will not be obliged to dispose of any Voting Stock if the aggregate percentage of the Total Voting Power of the Company represented by Voting Stock beneficially owned by the Investor or which the Investor has a right to acquire is increased beyond the Standstill Percentage (i) as a result of a recapitalization of the Company or a repurchase or exchange of securities by the Company or any other action taken by the Company or its affiliates; (ii) as the result of acquisitions of Voting Stock made during the period when the Investor's "standstill" obligations are suspended pursuant to
Section 10.1(a); (iii) as a result of an equity index transaction, provided that Investor shall not vote such shares;
(iv) by way of stock dividends or other distributions or rights or offerings made available to holders of shares of Voting Stock generally; (v) with the consent of a simple majority of the authorized members of the Company's Board of Directors; or (vi) as part of a transaction on behalf of Investor's Defined Benefit Pension Plan, Profit Sharing Retirement Plan, 401(k) Savings Plan, Sheltered Employee Retirement Plan and Sheltered Employee Retirement Plan Plus, or any successor or additional retirement plans thereto (collectively, the "Retirement Plans") where the Company's shares in such Retirement Plans are voted by a trustee for the benefit of Investor employees or, for those Retirement Plans where Investor controls voting, where Investor agrees not to vote any shares of such Retirement Plan Voting Stock that would cause Investor to exceed the Standstill Percentage.

     (c) As used in this Section 10, (i) the term "Voting Stock" means the Common Stock and any other securities issued by the Company having the ordinary power to vote in the election of directors of the Company (other than securities having such power only upon the happening of a contingency that has not occurred),
(ii) the term "Voting Power" of any Voting Stock means the number of votes such Voting Stock is entitled to cast for directors of the Company at any meeting of shareholders of the Company, and
(iii) the term "Total Voting Power" means the total number of votes which may be cast in the election of directors of the
Company at any meeting of shareholders of the Company if all Voting Stock was represented and voted to the fullest extent possible at such meeting other than votes that may be cast only upon the happening of a contingency that has not occurred. For purposes of this Section 10, the Investor shall not be deemed to have beneficial ownership of any Voting Stock held by a pension plan or other employee benefit program of the Investor if the Investor does not have the power to control the investment decisions of such plan or program.

10.2 Right of First Refusal upon Section 10.1(a) Event. If the Investor elects to participate and tender or exchange any of the Shares pursuant to any event described in clause (i) of the first sentence of Section 10.1(a), the Investor shall provide written notice of such intention to the Company. The Company shall have two (2) business days from delivery of such notice to elect to purchase all, but not less than all, of such Shares from the
Investor for cash, at the Offer Price (as defined below) per share offered by the person or group in the event described in clause (i), by delivering an irrevocable written election by the Company to purchase such Shares at such price. In the event the Company delivers such written election, the Company shall be obligated to purchase, and the Investor shall be obligated to sell, such Shares within five (5) business days of delivery of the Company's written election to the Investor. If the Company fails to deliver such written election within the two (2) business day period described above or fails to purchase such Shares within the five (5) business day period described above, it shall forfeit its rights under this Section 10.2 with respect to such tender or exchange, regardless whether the terms and conditions of such tender or exchange may subsequently be modified. As used herein, "Offer Price" means (a) in the case of a cash offer, the amount of cash per share to be paid; (b) in the case of a share offer where the shares offered are listed on an exchange or quoted on the Nasdaq National Market, an amount equal to the average of the closing prices of such security's sales on all domestic securities exchanges on which said security may at the time be listed, or, if there have been no sales on any such exchange on such day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ National Market as of 4:00 p.m., New York time, or, if on any day such security is not quoted in the NASDAQ National Market, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, all determined as of the date written notice is delivered to the Company by the Investor pursuant to the first sentence of this Section 10.2; or (c) in the event of any other tender or exchange offer, the value of the securities and/or other property as set forth in the offer by the person or group making such offer.

10.3 Termination of Standstill. The provisions of Sections 10.1 and 10.2 shall terminate on the second anniversary of the date of this Agreement.

11. TERMINATION. Prior to the Closing, this Agreement may be terminated and the purchase and sale of the Purchased Shares and the Warrants contemplated by this Agreement may be abandoned only in accordance with the following provisions:

      (a) by mutual written consent of the Investor and the Company;

      (b) by the Investor or the Company if any court of competent jurisdiction in the United States or other United States federal or state governmental authority shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the purchase and sale of the Purchased Shares, and such order, decree, ruling or other action is or shall have become nonappealable;

      (c) by the Investor, upon five (5) days written notice to the Company, if the Closing shall not have occurred by December 23, 1999 (the "Outside Date"); provided, however, that the Investor may not terminate this Agreement pursuant to this clause
(c) if the Investor's failure to fulfill any of its obligations under this Agreement shall have been a principal reason that the Closing shall not have occurred on or before said date;

     (d) by the Company if (i) there shall have been a breach of any representation or warranty on the part of the Investor set forth in this Agreement or if any representation or warranty of the Investor shall have become untrue such that the conditions set forth in Section 6(a) would be incapable of being satisfied by the Outside Date; provided, however, that the Company shall only be able to terminate this Agreement under this Section 11(d)(i) if it has not breached any of its obligations hereunder in any material respect; or (ii) there shall have been a breach by the Investor of any of its respective covenants or agreements hereunder in any material respect, and the Investor has not cured such breach within ten (10) business days after notice by the Company thereof; provided, however, that the Company shall only be able to terminate this Agreement under this
Section 11(d)(ii) if it has not breached any of its obligations hereunder in any material respect; or

      (e) by the Investor if (i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement or if any representation or warranty of the Investor shall have become untrue such that the conditions set forth in Section 5(a) would be incapable of being satisfied by the Outside Date; provided, however, that the Investor shall only be able to terminate this Agreement under this Section 11(e)(i) if it has not breached any of its obligations hereunder in any material respect; or (ii) there shall have been a breach by the Company of any of its respective covenants or agreements hereunder in any material respect, and the Company has not cured such breach within ten (10) business days after notice by the Investor thereof; provided, however, that the Investor shall only be able to terminate this Agreement under this Section 11(e)(ii) if it has not breached any of its obligations hereunder in any material respect.

      In the event of the termination of this Agreement, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders; provided, however, nothing contained herein shall relieve any party from liability for any breach of this Agreement prior to such termination.

12.  MISCELLANEOUS.

      (a) Successors and Assigns. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties.

      (b) Governing Law. This Agreement will be governed by and construed under the internal laws of the State of Delaware, without reference to principles of conflict of laws or choice of laws.

     (c)  Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original,  but
all   of  which  together  will  constitute  one  and  the   same
instrument.

      (d) Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules will, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

      (e) Notices. Any notice required or permitted under this Agreement shall be given in writing, shall be effective when received, and shall in any event be deemed received and effectively given upon personal delivery to the party to be notified or three (3) business days after deposit with the United States Post Office, by registered or certified mail, postage prepaid, or one (1) business day after deposit with a nationally recognized courier service such as FedEx for next business day delivery under circumstances in which such service guarantees next business day delivery, or one (1) business day after facsimile with copy delivered by registered or certified mail, in any case, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof or at such other address as the Investor or the Company may designate by giving at least ten (10) days advance written notice pursuant to this Section 12(e).

     (f) No Finder's Fees. The Investor will indemnify and hold harmless the Company from any liability for any commission or compensation in the nature of a finders' or broker's fee for which the Investor or any of its officers, partners, employees or consultants, or representatives is responsible. The Company will indemnify and hold harmless the Investor from any liability for any commission or compensation in the nature of a finder's or broker's fee for which the Company or any of its officers, employees or consultants or representatives is responsible.

      (g)   Amendments  and  Waivers.   The  provisions  of  this
Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, the Investor (so long as the Investor shall hold any of the Purchased Shares) and the holders of Purchased Shares representing at least a majority of the total aggregate number of Purchased Shares then outstanding (excluding any of such shares that have been sold in a transaction in which rights under Section 7(b) are not assigned in accordance with this Agreement or sold to the public pursuant to SEC Rule 144 or otherwise). Any amendment or waiver effected in accordance with this Section 12(g) will be binding upon the Investor, the Company and their respective successors and assigns.

      (h) Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms.

      (i) Entire Agreement. This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements. understandings duties or obligations between the parties with respect to the subject matter hereof.

      (j) Further Assurances. From and after the date of this Agreement upon the request of the Company or the Investor, the Company and the Investor will execute and deliver such instruments, documents or other writings, and take such other actions, as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

      (k) Meaning of Include and Including. Whenever in this Agreement the word "include" or "including" is used, it shall be deemed to mean "include, without limitation" or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list.

     (l) Fees, Costs and Expenses. All fees, costs and expenses (including attorney's' fees and expenses) incurred by either part hereto in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby and thereby (including the costs associated with any filings with, or compliance with any of the requirements of, any governmental authorities), shall be the sole and exclusive responsibility of such party. Notwithstanding the above, the Company shall pay to Investor, concurrently with the Closing, $20,000 representing an agreed amount to cover Investor's internal and external costs in connection with the transactions contemplated by this Agreement.

      (m) Competition. Nothing set forth herein shall be deemed to preclude, limit or restrict the Company's or the Investor's ability to compete with the other.

     (n)  Cooperation in HSR Act Filings.

           (i) In the event of the exercise of the Warrants (or any other action by the Investor with respect to any securities of the Company held by the Investor) that would require a filing by the Investor under the HSR Act, the Investor and its respective Affiliates (including any "ultimate parent entity", as defined in the HSR Act), and the Company and its respective Affiliates (including any "ultimate parent entity", as defined in the HSR Act), shall promptly prepare and make their respective filings and thereafter shall make all required or requested submissions under the HSR Act or any analogous applicable law, if required. In taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and seek timely to obtain any applicable actions, consents, approvals or waivers of governmental authorities; provided, however, that the parties hereto shall cooperate with each other in connection with the making of all such filings to the extent permitted by applicable law. Without limiting the generality of the foregoing, to the extent permitted by applicable law and so long as the following will not involve the disclosure of confidential or proprietary information of one party hereto to another, each party shall cooperate with the other by (a) providing copies of all documents to be filed to the non-filing party and its advisors prior to filing and, if requested, accepting reasonable additions, deletions or changes suggested in connection therewith and (b) providing to each other party copies of all correspondence from and to any governmental authority in connection with any such filing.

            (ii) Notwithstanding the foregoing, neither the Investor nor the Company or any of their respective Affiliates shall be under any obligation to comply with any request or requirement imposed by the Federal Trade Commission (the "FTC"), the Department of Justice (the "DofJ") or any other governmental authority in connection with the compliance with the requirements of the HSR Act, or any other applicable law, if the Investor or the Company, as applicable, in the exercise of its reasonable discretion, deems such request or requirement unduly burdensome. Without limiting the generality of the foregoing, neither party shall not be obligated to comply with any request by, or any requirement of, the FTC, the DofJ or any other governmental authority: (i) to disclose information such party deems it in its best interests to keep confidential; (ii) to dispose of any assets or operations; or (iii) to comply with any proposed restriction on the manner in which it conducts its operations. In the event such party shall receive a second request in respect of its HSR Filing determined by it to be unduly burdensome and it shall prove unable to negotiate a means satisfactory to such party for complying with such burdensome second request, or the Federal Trade Commission or Department of Justice shall impose any condition on such party or its Affiliates in respect thereof deemed unacceptable by such party, then the Company and the Investor shall in good faith enter into negotiations regarding an alternative transaction that provides the Investor with the economic benefits it would receive if it exercised the Warrants or the warrant issued in connection with the Business Agreement.

      (o)   Rights  Plan.   Without limiting  the  generality  of
Section 12(j), in the event that the Investor desires to take any action permitted by this Agreement or the Warrants, and such action would trigger or activate any provision under any existing or future shareholder rights plan of the Company (including any successor plan or other plan or mechanism adopted by the Company that has the effect or purpose of discouraging an acquisition of all or any portion of the Company, whether by means of a merger, tender offer, acquisition of assets or stock, or otherwise, a "Rights Plan"), or would trigger or activate any provision of any state or other antitakeover statute, the Company shall take all actions necessary (including action by its Board of Directors) to permit the Investor to take such permitted action without causing any such trigger or activation.

      (j) Stock Splits, Dividends and other Similar Events. The provisions of this Agreement (including the number of shares of Common Stock and other securities described herein) shall be appropriately adjusted to reflect any stock split, stock dividend, reorganization or other similar event that may occur with respect to the Company after the date hereof.

     [The balance of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

PANJA INC.                       INTEL CORPORATION

By:           /s/Joe Hardt       By:           /s/Arvind Sodhani

Name:         Joe Hardt          Name:         Arvind Sodhani

                                               Vice President
Title:        Pres. & CEO        Title:        and Treasurer

Date Signed:  12/13/99           Date Signed:

Address:                         Address:

11995 Forrestgate Drive          2200 Mission College Boulevard
Dallas, Texas 95243              Santa Clara, California 95052
Attn:  Joe Hardt                 Attn: M&A Portfolio Manager
                                       M/S RN6-46

Telephone No:   (972) 644-3048   Telephone No:   (408) 765-1240
Facsimile No:   (972) 907-2053   Facsimile No:   (408) 765-6038

with copies to:                  with copies to:

Munsch, Hardt, Kopf & Harr,      Intel Corporation
P.C.                             2200 Mission College Boulevard
Attn: A. Michael Hainsfurther    Santa Clara, California 95052
4000 Fountain Place              Attention: General Counsel
1445 Ross Avenue                 Fax Number:  (408) 765-1859
Dallas, Texas 75202
Telephone No.: (214) 855-7567
Facsimile No.:  (214) 855-7584
                                 and

                                 Gibson, Dunn & Crutcher LLP
                                 Attention: Lawrence Calof
                                 1530 Page Mill Road
                                 Palo Alto, California 94304
                                 Telephone No.: (650) 849-5331
                                 Facsimile No.:  (650) 849-5333

{Signature  page  to  Securities  Purchase  and  Investor  Rights
Agreement }

                            EXHIBIT A

       Attached as Exhibit 2 to Item 7 of the Schedule 13D

                            EXHIBIT B

       Attached as Exhibit 3 to Item 7 of the Schedule 13D

                            EXHIBIT C

Matters to be covered by opinion of counsel, subject to customary limitations and qualifications.

     1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Texas. The Company has all requisite corporate power and authority to own or lease its properties and assets and to conduct its business as it currently conducted.

      2. The Company has all requisite corporate power and authority to execute and deliver the Securities Purchase
Agreement and the Warrants, to sell and issue the Purchased Shares and the Warrants, to the Investor and to otherwise carry out and perform its obligations under the terms of the Securities Purchase Agreement and the Warrants. The Securities Purchase Agreement and the Warrants have been duly and validly authorized, executed and delivered by the Company, and each constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

      3. Based in part on the representations and warranties of Investor in the Securities Purchase Agreement, the offer and sale of the Purchased Shares and the Warrants are exempt from the registration provisions of the Securities Act of 1933, as amended.

      4. All corporate actions necessary on the part of the Company for the sale and the issuance of the Purchased Shares and the Warrants to the Investor and the execution and delivery of the Purchase Agreement and the Warrants and the performance of the Company's obligations thereunder have been taken. The Purchased Shares and the Warrant Shares, when issued and paid for as provided in the Purchase Agreement and the Warrants, will be validly issues, fully paid and nonassessable.

      5. The Company is not in violation of any term of its Articles of Incorporation or Bylaws. To such counsel's knowledge, neither the execution, delivery and performance of the Purchase Agreement nor the issuance of the Purchased Shares and the Warrants will result in any such violation or constitute a default under or breach of (i) the provision of any judgment, writ, decree or order applicable to, or binding upon, the Company or (ii) any law, rule or regulation applicable to the Company.

      6. Except for the listing of the Purchased Shares and the Warrant Shares on Nasdaq and post-closing filings with the SEC (or any actions to be taken under Section 7(b) of the Securities Purchase Agreement or to be taken under the HSR Act), no consent, approval or authorization of, or designation, declaration or filing with, any governmental authority on the part of the Company is required for the execution and delivery of the Securities Purchase Agreement and the Warrants and the sale and issuance of the Purchased Shares and the Warrants.

                            EXHIBIT 2

                         EQUITY WARRANT

                         EQUITY WARRANT

THE WARRANT EVIDENCED OR CONSTITUTED HEREBY, AND ALL SHARES OF COMMON STOCK ISSUABLE HEREUNDER, HAVE BEEN AND WILL BE ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED WITHOUT REGISTRATION UNDER THE ACT UNLESS EITHER (i) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE
COMPANY, TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED IN CONNECTION WITH SUCH DISPOSITION OR (ii) THE SALE OF SUCH SECURITIES IS MADE PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 144.

         WARRANT TO PURCHASE COMMON STOCK OF PANJA INC.

                     (Subject to Adjustment)

No. 001                                         December 15, 1999

THIS CERTIFIES THAT, for value received, Intel Corporation, or its permitted registered assigns ("Holder"), is entitled, subject to the terms and conditions of this Warrant, at any time or from time to time after the date hereof (the "Effective Date"), and before 5:00 p.m. Pacific Time on the fifth anniversary of the Effective Date (the "Expiration Date"), to purchase from Panja Inc., a Texas corporation (the "Company"), two hundred thirty-eight thousand fifty seven (238,057) shares of Common Stock of the Company at a price per share of $21.54 (the "Purchase Price"). Both the number of shares of Common Stock purchasable upon exercise of this Warrant and the Purchase Price are subject to adjustment and change as provided herein.

      1. Certain Definitions. As used in this Warrant the following terms shall have the following respective meanings:

      1.1. "Fair Market Value" of a share of Common Stock as of a particular date shall mean:

           (a) If traded on a securities exchange or the Nasdaq National Market, the Fair Market Value shall be deemed to be the average of the closing prices of the Common Stock of the Company on such exchange or market over the five (5) trading days ending immediately prior to the applicable date of valuation;

           (b) If actively traded over-the-counter, the Fair Market Value shall be deemed to be the average of the closing bid prices over the thirty (30)-day period ending immediately prior to the applicable date of valuation; and

           (c) If there is no active public market, the Fair Market Value shall be the value thereof, as agreed upon by the Company and the Holder; provided, however, that if the Company and the Holder cannot agree on such value, such value shall be determined by an independent valuation firm experienced in valuing businesses such as the Company and jointly selected in good faith by the Company and the Holder. Fees and expenses of the valuation firm shall be paid for by the Company.

      1.2.  "HSR Act" shall mean the Hart-Scott-Rodino  Antitrust
Improvements Act of 1976, as amended.

     1.3. "Registered Holder" shall mean any Holder in whose name this Warrant is registered upon the books and records maintained by the Company.

      1.4. "Warrant" as used herein, shall include this Warrant and any warrant delivered in substitution or exchange therefor as provided herein.

      1.5. "Common Stock" shall mean the Common Stock of the Company and any other securities at any time receivable or issuable upon exercise of this Warrant.

     2.   Exercise of Warrant.

      2.1. Payment. Subject to compliance with the terms and conditions of this Warrant and applicable securities laws, this Warrant may be exercised, in whole or in part at any time or from time to time, on or before the Expiration Date by the delivery (including, without limitation, delivery by facsimile) of the form of Notice of Exercise attached hereto as Exhibit 1 (the "Notice of Exercise"), duly executed by the Holder, at the principal office of the Company, and as soon as practicable after such date, surrendering

           (a) this Warrant at the principal office of the Company, and

           (b) payment, (i) in cash (by check) or by wire transfer, (ii) by cancellation by the Holder of indebtedness of the Company to the Holder; or (iii) by a combination of
     (i) and (ii), of an amount equal to the product obtained by multiplying the number of shares of Common Stock being purchased upon such exercise by the then effective Purchase Price (the "Exercise Amount"), except that if Holder is subject to HSR Act Restrictions (as defined in Section 2.5 below), the Exercise Amount shall be paid to the Company within five (5) business days of the termination of all HSR Act Restrictions.

     2.2. Net Issue Exercise. In lieu of the payment methods set forth in Section 2.1(b) above, the Holder may elect to exchange all or some of this Warrant for shares of Common Stock equal to the value of the amount of the Warrant being exchanged on the date of exchange. If Holder elects to exchange this Warrant as provided in this Section 2.2, Holder shall tender to the Company the Warrant for the amount being exchanged, along with written notice of Holder's election to exchange some or all of the Warrant, and the Company shall issue to Holder the number of shares of the Common Stock computed using the following formula:

X =  Y (A-B)
     -------
        A

Where   X =   the  number of shares of Common Stock to be  issued
              to Holder.

        Y = the number of shares of Common Stock purchasable under the amount of the Warrant being exchanged
              (as adjusted to the date of such calculation).

        A =   the  Fair  Market Value of one share of the  Common
              Stock.

        B = Purchase Price (as adjusted to the date of such calculation).

      2.3. "Easy Sale" Exercise. In lieu of the payment methods set forth in Section 2.1(b) above, when permitted by law and applicable regulations (including Nasdaq and NASD rules), the Holder may pay the Exercise Amount through a "same day sale" commitment from the Holder (and if applicable a broker-dealer that is a member of the National Association of Securities Dealers (a "NASD Dealer")), whereby the Holder irrevocably elects to exercise this Warrant and to sell at least that number of Shares so purchased to pay the Exercise Amount (and up to all of the Shares so purchased) and the Holder (or, if applicable, the NASD Dealer) commits upon sale (or, in the case of the NASD
Dealer, upon receipt) of such Shares to forward the Exercise Amount directly to the Company, with any sale proceeds in excess of the Exercise Amount being for the benefit of the Holder.

      2.4. Stock Certificates; Fractional Shares. As soon as practicable on or after the date of any exercise of this Warrant, the Company shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates for the number of whole shares of Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share equal to such fraction of the current Fair Market Value of one whole share of Common Stock as of such date of exercise. No fractional shares or scrip representing fractional shares shall be issued upon an exercise of this Warrant.

     2.5. HSR Act. The Company hereby acknowledges that exercise of this Warrant by Holder may subject the Company and/or the Holder to the filing requirements of the HSR Act and that Holder may be prevented from exercising this Warrant until the expiration or early termination of all waiting periods imposed by the HSR Act ("HSR Act Restrictions"). If on or before the Expiration Date Holder has sent the Notice of Exercise to Company and Holder has not been able to complete the exercise of this Warrant prior to the Expiration Date because of HSR Act
Restrictions, the Holder shall be entitled to complete the process of exercising this Warrant for a period of 10 business days following termination of the HSR Act Restrictions, in accordance with the procedures contained herein notwithstanding the fact that completion of the exercise of this Warrant would take place after the Expiration Date.

      2.6. Partial Exercise; Effective Date of Exercise. In case of any partial exercise of this Warrant, the Company shall cancel this Warrant upon surrender hereof and shall execute and deliver a new Warrant of like tenor and date for the balance of the shares of Common Stock purchasable hereunder. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above. However, if Holder is subject to HSR Act filing requirements this Warrant shall be deemed to have been exercised on the date immediately following the date of the expiration of all HSR Act Restrictions. The person entitled to receive the shares of Common Stock issuable upon exercise of this Warrant shall be treated for all purposes as the holder of record of such shares as of the close of business on the date the Holder is deemed to have exercised this Warrant.

      3. Valid Issuance: Taxes. All shares of Common Stock issued upon the exercise of this Warrant shall be validly issued, fully paid and non-assessable, and the Company shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof. The Company shall not be required to pay any tax or other charge imposed in connection with any transfer involved in the issuance of any certificate for shares of Common Stock in any name other than that of the Registered Holder of this Warrant, and in such case the Company shall not be required to issue or deliver any stock certificate or security until such tax or other charge has been paid, or it has been established to the Company's reasonable satisfaction that no tax or other charge is due.

     4. Adjustment of Purchase Price and Number of Shares. The number of shares of Common Stock issuable upon exercise of this Warrant (or any shares of stock or other securities or property receivable or issuable upon exercise of this Warrant) and the Purchase Price are subject to adjustment upon occurrence of the following events:

      4.1. Adjustment for Stock Splits, Stock Subdivisions or Combinations of Shares. The Purchase Price of this Warrant shall be proportionally decreased and the number of shares of Common Stock issuable upon exercise of this Warrant (or any shares of stock or other securities at the time issuable upon exercise of this Warrant) shall be proportionally increased to reflect any stock split or subdivision of the Company's Common Stock. The Purchase Price of this Warrant shall be proportionally increased and the number of shares of Common Stock issuable upon exercise of this Warrant (or any shares of stock or other securities at the time issuable upon exercise of this Warrant) shall be proportionally decreased to reflect any combination of the Company's Common Stock.

      4.2. Adjustment for Dividends or Distributions of Stock or Other Securities or Property. In case the Company shall make or issue, or shall fix a record date for the determination of eligible holders entitled to receive, a dividend or other distribution with respect to the Common Stock (or any shares of stock or other securities at the time issuable upon exercise of the Warrant) payable in (a) securities of the Company or (b) assets (excluding cash dividends paid or payable solely out of retained earnings), then, in each such case, the Holder of this Warrant on exercise hereof at any time after the consummation, effective date or record date of such dividend or other distribution, shall receive, in addition to the shares of Common Stock (or such other stock or securities) issuable on such exercise prior to such date, and without the payment of additional consideration therefor, the securities or such other assets of the Company to which such Holder would have been entitled upon such date if such Holder had exercised this Warrant on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and all such additional securities or other assets distributed with respect to such shares as aforesaid during such period giving effect to all adjustments as provided in this Warrant.

      4.3. Reclassification. If the Company, by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change, and the Purchase Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this Warrant.

      4.4 Adjustment for Capital Reorganization, Merger or Consolidation. In case of any capital reorganization of the capital stock of the Company (other than a combination, reclassification, exchange or subdivision of shares otherwise provided for herein), or any merger or consolidation of the Company with or into another corporation, or the sale of all or substantially all the assets of the Company then, and in each such case, as a part of such reorganization, merger, consolidation, sale or transfer, lawful provision shall be made so that the Holder of this Warrant shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the Purchase Price then in effect, the number of shares of stock or other securities or property of the successor corporation resulting from such reorganization, merger, consolidation, sale or transfer that a holder of the shares deliverable upon exercise of this Warrant would have been entitled to receive in such reorganization, consolidation, merger, sale or transfer if this Warrant had been exercised immediately before such reorganization, merger, consolidation, sale or transfer, all subject to further adjustment as provided in this Warrant. The foregoing provisions of this Section 4.4 shall similarly apply to successive reorganizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the exercise of this Warrant. If the per-share consideration payable to the Holder hereof for shares in connection with any such transaction is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company's Board of Directors. In all events, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after the transaction, to the end that the provisions of this Warrant shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Warrant.

      4.5. Conversion of Common Stock. In case all of the authorized and outstanding shares of Common Stock of the Company are redeemed or converted or reclassified into other securities or property pursuant to the Company's Articles of Incorporation or otherwise, or the Common Stock otherwise ceases to exist, then, in such case, the Holder of this Warrant, upon exercise hereof at any time after the date on which the Common Stock is so redeemed or converted, reclassified or ceases to exist (the "Termination Date"), shall receive, in lieu of the number of shares of Common Stock that would have been issuable upon such exercise immediately prior to the Termination Date, the securities or property that would have been received if this Warrant had been exercised in full and the Common Stock received thereupon had been simultaneously converted immediately prior to the Termination Date, all subject to further adjustment as provided in this Warrant. Additionally, the Purchase Price shall be immediately adjusted to equal the quotient obtained by dividing
(x) the aggregate Purchase Price of the maximum number of shares of Common Stock for which this Warrant was exercisable immediately prior to the Termination Date by (y) the number of shares of Common Stock of the Company for which this Warrant is exercisable immediately after the Termination Date, all subject to further adjustment as provided herein.

      5. Certificate as to Adjustments. In each case of any adjustment in the Purchase Price, or number or type of shares issuable upon exercise of this Warrant, the Chief Financial
Officer or Controller of the Company shall compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based, including a statement of the adjusted Purchase Price. The Company shall promptly send (by facsimile and by either first class mail, postage prepaid or overnight delivery) a copy of each such certificate to the Holder.

       6. Loss or Mutilation. Upon receipt of evidence reasonably satisfactory to the Company of the ownership of and the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to it, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver in lieu thereof a new Warrant of like tenor as the lost, stolen, destroyed or mutilated Warrant.

      7. Reservation of Common Stock. Subject to Section 4.5, the Company hereby covenants that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of shares of Common Stock or other shares of capital stock of the Company as are from time to time issuable upon exercise of this Warrant and, from time to time, will take all steps necessary to amend its Articles of Incorporation to provide sufficient reserves of shares of Common Stock issuable upon exercise of this Warrant. All such shares shall be duly authorized, and when issued upon such exercise, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws. Issuance of this Warrant shall constitute full authority to the Company's officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the exercise of this Warrant.

      8. Transfer and Exchange. Subject to the terms and conditions of this Warrant and compliance with all applicable securities laws, this Warrant and all rights hereunder may be transferred, in whole or in part, on the books of the Company maintained for such purpose at the principal office of the Company referred to above, by the Registered Holder hereof in person, or by duly authorized attorney, upon surrender of this Warrant properly endorsed and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. Upon any permitted partial transfer, the Company will issue and deliver to the Registered Holder a new Warrant or Warrants with respect to the shares of Common Stock not so transferred. Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that when this Warrant shall have been so endorsed, the person in possession of this Warrant may be treated by the Company, and all other persons dealing with this Warrant, as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, any notice to the contrary notwithstanding; provided, however that until a transfer of this Warrant is duly registered on the books of the Company, the Company may treat the Registered Holder hereof as the owner for all purposes.

      9. Restrictions on Transfer. The Holder, by acceptance hereof, agrees that, absent an effective registration statement filed with the Securities and Exchange Commission (the "SEC") under the Securities Act covering the disposition or sale of this Warrant or the Common Stock issued or issuable upon exercise hereof, as the case may be, and registration or qualification under applicable state securities laws, such Holder will not sell, transfer, pledge, or hypothecate any or all of such Warrant or such Common Stock, as the case may be, unless either (i) the Company has received an opinion of counsel, in form and substance reasonably satisfactory to the Company, to the effect that such registration is not required in connection with such disposition or (ii) the sale of such securities is made pursuant to SEC Rule 144.

     10. Compliance With Securities Laws. By acceptance of this Warrant, the Holder hereby represents, warrants and covenants that any shares of stock purchased upon exercise of this Warrant shall be acquired for investment only and not with a view to, or for sale in connection with, any distribution thereof; that the Holder has had such opportunity as such Holder has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Holder to evaluate the merits and risks of its investment in the Company; that the Holder is able to bear the economic risk of holding such shares as may be acquired pursuant to the exercise of this Warrant for an indefinite period; that the Holder understands that the shares of stock acquired pursuant to the exercise of this Warrant will not be registered under the 1933 Act (unless otherwise required pursuant to exercise by the Holder of the registration rights, if any, granted to the Registered Holder) and will be "restricted securities" within the meaning of Rule 144 under the 1933 Act and that the exemption from registration under Rule 144 will not be available for at least one (1) year from the date of exercise of this Warrant, subject to any special treatment by the SEC for exercise of this Warrant pursuant to Section 2.2, and even then will not be available unless a public market then exists for the stock, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; and that all stock certificates representing shares of stock issued to the Holder upon exercise of this Warrant or upon conversion of such shares may have affixed thereto a legend substantially in the following form:

     THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

     11. No Rights or Liabilities as Stockholders. This Warrant shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company. In the absence of affirmative action by such Holder to purchase Common Stock by exercise of this Warrant, no provisions of this Warrant, and no enumeration herein of the rights or privileges of the Holder hereof shall cause such Holder hereof to be a stockholder of the Company for any purpose.

      12. Registration Rights. All shares of Common Stock issuable upon exercise of this Warrant shall be "Registrable Securities" or such other definition of securities entitled to registration rights pursuant to the Securities Purchase and Investor Rights Agreement between the initial Holder of this Warrant and the Company (the "Securities Purchase Agreement").

      13. Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when received when sent by facsimile at the address and number set forth below; (c) three business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party as set forth below; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

To Holder:                       To the Company:

Intel Corporation                Panja Inc.
2200 Mission College Blvd.       11995 Forrestgate Drive
Santa Clara, CA 95052            Dallas, Texas 95243
Attn: M&A Portfolio Manager      Attn:  Joe Hardt
Fax Number:  (408) 765-6038      Fax Number: (972) 907-2053

With copies to:                  With copies to:

Intel Corporation                Munsch, Hardt, Kopf & Harr,
2200 Mission College Blvd.       P.C.
Santa Clara, CA 95052            4000 Fountain Place
Attn: General Counsel            1445 Ross Avenue
Fax Number:  (408) 765-1859      Dallas, Texas 75202
                                 Attn: A. Michael Hainsfurther
                                 Facsimile No.: (214) 855-7584

Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 13 by giving the other party written notice of the new address in the manner set forth above.

      14.   Headings.   The  headings in  this  Warrant  are  for
purposes of convenience in reference only, and shall not be deemed to constitute a part hereof.

      15. Law Governing. This Warrant shall be construed and enforced in accordance with, and governed by, the laws of the State of Delaware.

      16. No Impairment. The Company will not, by amendment of its Articles of Incorporation or bylaws, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Registered Holder of this Warrant against impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any shares of stock issuable upon the exercise of this Warrant above the amount payable therefor upon such exercise, and (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon exercise of this Warrant.

     17.  Notices of Record Date.  In case:

      17.1. the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the exercise of this Warrant), for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities or to receive any other right; or

     17.2. of any consolidation or merger of the Company with or into another corporation, any capital reorganization of the Company, any reclassification of the Capital Stock of the Company, or any conveyance of all or substantially all of the assets of the Company to another corporation in which holders of the Company's stock are to receive stock, securities or property of another corporation; or

      17.3. of any voluntary dissolution, liquidation or winding-up of the Company; or

     17.4.     of any redemption or conversion of all outstanding
Common Stock;

then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation, winding-up, redemption or conversion is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock or (such stock or securities as at the time are receivable upon the exercise of this Warrant), shall be entitled to exchange their shares of Common Stock (or such other stock or securities), for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up. Such notice shall be delivered at least thirty (30) days prior to the date therein specified.

      18. Severability. If any term, provision, covenant or restriction of this Warrant is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Warrant shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

      19. Counterparts. For the convenience of the parties, any number of counterparts of this Warrant may be executed by the parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument.

       20. Non-Contravention. The execution, delivery and performance of this Warrant by the Company on and after the date of this Warrant, and the consummation by the Company of the transactions contemplated by this Warrant (including issuance of the Common Stock hereunder), do not and will not: (i) contravene or conflict with the Articles of Incorporation or Bylaws of the Company; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Company; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Company is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Company under, any contract to which the Company is a party or any permit, license or similar right relating to the Company or by which the Company may be bound or affected.

      21.   Saturdays, Sundays and Holidays.  If  the  Expiration
Date falls on a Saturday, Sunday or legal holiday, the Expiration
Date shall automatically be extended until 5:00 p.m. the next business day.

      22. Confidentiality. The existence and terms of this Agreement shall be deemed to be Confidential Information as such term is defined in Section 7(c) of the Securities Purchase Agreement and any disclosure of the existence or terms of this Agreement shall be governed by the provisions of Section 7(c) of the Securities Purchase Agreement.

    [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the Effective Date.

INTEL CORPORATION                   PANJA INC


/s/Arvind Sodhani                   /s/Joe Hardt
By                                  By

Arvind Sodhani                      Joe Hardt
Printed Name                        Printed Name

Vice President and Treasurer        Pres. & CEO
Title                               Title



          [SIGNATURE PAGE TO PANJA INC. EQUITY WARRANT]

                            EXHIBIT 1

                       NOTICE OF EXERCISE

            (To be executed upon exercise of Warrant)

PANJA INC.

The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant Certificate for, and to purchase thereunder, the securities PANJA INC., as provided for therein, and (check the applicable box):

[] tenders herewith payment of the exercise price in full in the form of cash or a certified or official bank check in same-day funds in the amount of $____________ for _________ such securities.

[]   Elects  the Net Issue Exercise or Easy Sale Exercise  option
     pursuant  to  Section  2.2  or  2.3  of  the  Warrant,   and
     accordingly requests delivery of a net of ______________ of such securities.

Please issue a certificate or certificates for such securities in the name of, and pay any cash for any fractional share to (please print name, address and social security number):

Name:       ----------------------------------------------------

Address:    ----------------------------------------------------

Signature:  ----------------------------------------------------


Note:   The  above signature should correspond exactly  with  the
name on the first page of this Warrant Certificate or with the name of the assignee appearing in the assignment form below.

If said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder rounded up to the next higher whole number of shares.

                            EXHIBIT 2

                           ASSIGNMENT

  (To be executed only upon assignment of Warrant Certificate)

For value received, hereby sells, assigns and transfers unto ____________________________ the within Warrant Certificate, together  with  all right, title and interest therein,  and  does
hereby       irrevocably       constitute       and       appoint
____________________________ attorney, to transfer said Warrant Certificate on the books of the within-named Company with respect to the number of Warrants set forth below, with full power of substitution in the premises:

Name(s) of Assignee(s)        Address           # of Warrants
----------------------  ------------------   ------------------

----------------------  ------------------   ------------------

----------------------  ------------------   ------------------

And if said number of Warrants shall not be all the Warrants represented by the Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the Warrants registered by said Warrant Certificate.

Dated:      ----------------------------------------------------

Signature:  ----------------------------------------------------


Notice: The signature to the foregoing Assignment must correspond to the name as written upon the face of this security in every particular, without alteration or any change whatsoever; signature(s) must be guaranteed by an eligible guarantor institution (banks, stock brokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program) pursuant to Securities and Exchange Commission Rule 17Ad-15.

                            EXHIBIT 3

                        BUSINESS WARRANT

                        BUSINESS WARRANT

THE WARRANT EVIDENCED OR CONSTITUTED HEREBY, AND ALL SHARES OF COMMON STOCK ISSUABLE HEREUNDER, HAVE BEEN AND WILL BE ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED WITHOUT REGISTRATION UNDER THE ACT UNLESS EITHER (i) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE
COMPANY, TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED IN CONNECTION WITH SUCH DISPOSITION OR (ii) THE SALE OF SUCH SECURITIES IS MADE PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 144.

         WARRANT TO PURCHASE COMMON STOCK OF PANJA INC.

                     (Subject to Adjustment)

NO. 002                                         December 15, 1999



THIS CERTIFIES THAT, for value received, Intel Corporation, or its permitted registered assigns ("Holder"), is entitled, subject to the terms and conditions of this Warrant, at any time or from time to time after the date hereof (the "Effective Date"), and before 5:00 p.m. Pacific Time on the fifth anniversary of the Effective Date (the "Expiration Date"), to purchase, subject to the vesting provisions of Section 2.7 hereof, from Panja Inc., a Texas corporation (the "Company"), seventy-nine thousand three hundred fifty two (79,352) shares of Common Stock of the Company at a price per share of $21.54 (the "Purchase Price"). Both the number of shares of Common Stock purchasable upon exercise of this Warrant and the Purchase Price are subject to adjustment and change as provided herein.

      1. Certain Definitions. As used in this Warrant the following terms shall have the following respective meanings:

      1.1. "Fair Market Value" of a share of Common Stock as of a particular date shall mean:

           (a) If traded on a securities exchange or the Nasdaq National Market, the Fair Market Value shall be deemed to be the average of the closing prices of the Common Stock of the Company on such exchange or market over the five (5) trading days ending immediately prior to the applicable date of valuation;

           (b) If actively traded over-the-counter, the Fair Market Value shall be deemed to be the average of the closing bid prices over the thirty (30)-day period ending immediately prior to the applicable date of valuation; and

           (c) If there is no active public market, the Fair Market Value shall be the value thereof, as agreed upon by the Company and the Holder; provided, however, that if the Company and the Holder cannot agree on such value, such value shall be determined by an independent valuation firm experienced in valuing businesses such as the Company and jointly selected in good faith by the Company and the Holder. Fees and expenses of the valuation firm shall be paid for by the Company.

      1.2.  "HSR Act" shall mean the Hart-Scott-Rodino  Antitrust
Improvements Act of 1976, as amended.

     1.3. "Registered Holder" shall mean any Holder in whose name this Warrant is registered upon the books and records maintained by the Company.

      1.4. "Warrant" as used herein, shall include this Warrant and any warrant delivered in substitution or exchange therefor as provided herein.

      1.5. "Common Stock" shall mean the Common Stock of the Company and any other securities at any time receivable or issuable upon exercise of this Warrant.

     2.   Exercise of Warrant.

      2.1. Payment. Subject to compliance with the terms and conditions of this Warrant and applicable securities laws, this Warrant may be exercised, in whole or in part at any time or from time to time, on or before the Expiration Date by the delivery (including, without limitation, delivery by facsimile) of the form of Notice of Exercise attached hereto as Exhibit 1 (the "Notice of Exercise"), duly executed by the Holder, at the principal office of the Company, and as soon as practicable after such date, surrendering

           (a) this Warrant at the principal office of the Company, and

           (b) payment, (i) in cash (by check) or by wire transfer, (ii) by cancellation by the Holder of indebtedness of the Company to the Holder; or (iii) by a combination of
     (i) and (ii), of an amount equal to the product obtained by multiplying the number of shares of Common Stock being purchased upon such exercise by the then effective Purchase Price (the "Exercise Amount"), except that if Holder is subject to HSR Act Restrictions (as defined in Section 2.5 below), the Exercise Amount shall be paid to the Company within five (5) business days of the termination of all HSR Act Restrictions.

      2.2. Net Issue Exercise. In lieu of the payment methods set forth in Section 2.1(b) above, the Holder may elect to exchange all or some of this Warrant for shares of Common Stock equal to the value of the amount of the Warrant being exchanged on the date of exchange. If Holder elects to exchange this Warrant as provided in this Section 2.2, Holder shall tender to the Company the Warrant for the amount being exchanged, along with written notice of Holder's election to exchange some or all of the Warrant, and the Company shall issue to Holder the number of shares of the Common Stock computed using the following formula:

X =  Y (A-B)
     -------
        A

Where   X =   the  number of shares of Common Stock to be  issued
              to Holder.

        Y = the number of shares of Common Stock purchasable under the amount of the Warrant being exchanged
              (as adjusted to the date of such calculation).

        A =   the  Fair  Market Value of one share of the  Common
              Stock.

        B = Purchase Price (as adjusted to the date of such calculation).

      2.3. "Easy Sale" Exercise. In lieu of the payment methods set forth in Section 2.1(b) above, when permitted by law and applicable regulations (including Nasdaq and NASD rules), the Holder may pay the Exercise Amount through a "same day sale" commitment from the Holder (and if applicable a broker-dealer that is a member of the National Association of Securities Dealers (a "NASD Dealer")), whereby the Holder irrevocably elects to exercise this Warrant and to sell at least that number of Shares so purchased to pay the Exercise Amount (and up to all of the Shares so purchased) and the Holder (or, if applicable, the NASD Dealer) commits upon sale (or, in the case of the NASD
Dealer, upon receipt) of such Shares to forward the Exercise Amount directly to the Company, with any sale proceeds in excess of the Exercise Amount being for the benefit of the Holder.

      2.4. Stock Certificates; Fractional Shares. As soon as practicable on or after the date of any exercise of this Warrant, the Company shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates for the number of whole shares of Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share equal to such fraction of the current Fair Market Value of one whole share of Common Stock as of such date of exercise. No fractional shares or scrip representing fractional shares shall be issued upon an exercise of this Warrant.

     2.5. HSR Act. The Company hereby acknowledges that exercise of this Warrant by Holder may subject the Company and/or the Holder to the filing requirements of the HSR Act and that Holder may be prevented from exercising this Warrant until the expiration or early termination of all waiting periods imposed by the HSR Act ("HSR Act Restrictions"). If on or before the Expiration Date Holder has sent the Notice of Exercise to Company and Holder has not been able to complete the exercise of this Warrant prior to the Expiration Date because of HSR Act
Restrictions, the Holder shall be entitled to complete the process of exercising this Warrant for a period of 10 business days following termination of the HSR Act Restrictions, in accordance with the procedures contained herein notwithstanding the fact that completion of the exercise of this Warrant would take place after the Expiration Date.

      2.6. Partial Exercise; Effective Date of Exercise. In case of any partial exercise of this Warrant, the Company shall cancel this Warrant upon surrender hereof and shall execute and deliver a new Warrant of like tenor and date for the balance of the shares of Common Stock purchasable hereunder. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above. However, if Holder is subject to HSR Act filing requirements this Warrant shall be deemed to have been exercised on the date immediately following the date of the expiration of all HSR Act Restrictions. The person entitled to receive the shares of Common Stock issuable upon exercise of this Warrant shall be treated for all purposes as the holder of record of such shares as of the close of business on the date the Holder is deemed to have exercised this Warrant.

      2.7.  Vesting.   This Warrant is subject to  the  following
vesting provisions:

           (a) This Warrant shall immediately and fully vest and become exercisable for all shares of Warrant Stock upon the commencement by Intel of its marketing of the Company's Panja technology to Intel customers pursuant to section 3.2 of the Cooperation Agreement, dated the date hereof, between the Company and Intel ("Cooperation Agreement").

           (b) Notwithstanding Sections 2.7(a), this Warrant shall immediately and fully vest and become exercisable for all shares of Warrant Stock immediately (i) prior to any Corporate Event" (as defined below) or (ii) upon the termination by the Company of the Cooperation Agreement (other than a termination upon mutual agreement of Intel and the Company, a termination by the Company upon material breach by Intel or the expiration of such Agreement according to its terms).

           (c) For purposes of this section 2.7, a "Corporate Event" shall mean any of the following, whether accomplished through one or a series of related transactions: (A) any transaction, other than an issuance of securities in connection with the acquisition of an unaffiliated third party in an arms length transaction, that results in a greater than fifty percent (50%) change in the total outstanding number of voting securities (which, for purposes of this Warrant, shall mean all securities of the Company that presently are, or would be upon conversion, exchange or exercise, entitled to vote in the election of directors) of the Company immediately prior to such issuance (other than any such change solely as a result of a stock split, stock dividend or other recapitalization affecting holders of Common Stock and other classes of voting securities of the Company on a pro rata basis); (B) an acquisition of the Company by consolidation, merger (regardless of whether the Company is the survivor of such merger or not), share purchase or exchange or other reorganization or transaction in which the holders of the Company's outstanding voting securities immediately prior to such event own, immediately after such event, securities representing less than a majority of the voting power of the Company or the person or entity issuing such securities or surviving such event, as the case may be; (C) the acquisition of all or substantially all the assets of the Company; and (D) any transaction or series of related transactions that results in the failure of the majority of the members of the Company's Board of Directors (the "Board") immediately prior to the closing of such transaction or series of related transactions failing to constitute a majority of the Board (or its successor) immediately following such transaction or series of related transactions.

           (d) Any Vesting Event may be waived by the mutual agreement of the Company and Intel. Upon such waiver, if the parties so agree, the Vesting Event shall be deemed substantially complete and the appropriate number of shares of Warrant Stock shall immediately vest and become exercisable. Any Deadline may be extended by the mutual agreement of the Company and Intel.

      3. Valid Issuance: Taxes. All shares of Common Stock issued upon the exercise of this Warrant shall be validly issued, fully paid and non-assessable, and the Company shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof. The Company shall not be required to pay any tax or other charge imposed in connection with any transfer involved in the issuance of any certificate for shares of Common Stock in any name other than that of the Registered Holder of this Warrant, and in such case the Company shall not be required to issue or deliver any stock certificate or security until such tax or other charge has been paid, or it has been established to the Company's reasonable satisfaction that no tax or other charge is due.

     4. Adjustment of Purchase Price and Number of Shares. The number of shares of Common Stock issuable upon exercise of this Warrant (or any shares of stock or other securities or property receivable or issuable upon exercise of this Warrant) and the Purchase Price are subject to adjustment upon occurrence of the following events:

      4.1. Adjustment for Stock Splits, Stock Subdivisions or Combinations of Shares. The Purchase Price of this Warrant shall be proportionally decreased and the number of shares of Common Stock issuable upon exercise of this Warrant (or any shares of stock or other securities at the time issuable upon exercise of this Warrant) shall be proportionally increased to reflect any stock split or subdivision of the Company's Common Stock. The Purchase Price of this Warrant shall be proportionally increased and the number of shares of Common Stock issuable upon exercise of this Warrant (or any shares of stock or other securities at the time issuable upon exercise of this Warrant) shall be proportionally decreased to reflect any combination of the Company's Common Stock.

      4.2. Adjustment for Dividends or Distributions of Stock or Other Securities or Property. In case the Company shall make or issue, or shall fix a record date for the determination of eligible holders entitled to receive, a dividend or other distribution with respect to the Common Stock (or any shares of stock or other securities at the time issuable upon exercise of the Warrant) payable in (a) securities of the Company or (b) assets (excluding cash dividends paid or payable solely out of retained earnings), then, in each such case, the Holder of this Warrant on exercise hereof at any time after the consummation, effective date or record date of such dividend or other distribution, shall receive, in addition to the shares of Common Stock (or such other stock or securities) issuable on such exercise prior to such date, and without the payment of additional consideration therefor, the securities or such other assets of the Company to which such Holder would have been entitled upon such date if such Holder had exercised this

Warrant on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and all such additional securities or other assets distributed with respect to such shares as aforesaid during such period giving effect to all adjustments as provided in this Warrant.

      4.3. Reclassification. If the Company, by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change, and the Purchase Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this Warrant.

      4.4 Adjustment for Capital Reorganization, Merger or Consolidation. In case of any capital reorganization of the capital stock of the Company (other than a combination, reclassification, exchange or subdivision of shares otherwise provided for herein), or any merger or consolidation of the Company with or into another corporation, or the sale of all or substantially all the assets of the Company then, and in each such case, as a part of such reorganization, merger, consolidation, sale or transfer, lawful provision shall be made so that the Holder of this Warrant shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the Purchase Price then in effect, the number of shares of stock or other securities or property of the successor corporation resulting from such reorganization, merger, consolidation, sale or transfer that a holder of the shares deliverable upon exercise of this Warrant would have been entitled to receive in such reorganization, consolidation, merger, sale or transfer if this Warrant had been exercised immediately before such reorganization, merger, consolidation, sale or transfer, all subject to further adjustment as provided in this Warrant. The foregoing provisions of this Section 4.4 shall similarly apply to successive reorganizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the exercise of this Warrant. If the per-share consideration payable to the Holder hereof for shares in connection with any such transaction is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company's Board of Directors. In all events, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after the transaction, to the end that the provisions of this Warrant shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Warrant.

      4.5. Conversion of Common Stock. In case all of the authorized and outstanding shares of Common Stock of the Company are redeemed or converted or reclassified into other securities or property pursuant to the Company's Articles of Incorporation or otherwise, or the Common Stock otherwise ceases to exist, then, in such case, the Holder of this Warrant, upon exercise hereof at any time after the date on which the Common Stock is so redeemed or converted, reclassified or ceases to exist (the

"Termination Date"), shall receive, in lieu of the number of shares of Common Stock that would have been issuable upon such exercise immediately prior to the Termination Date, the securities or property that would have been received if this Warrant had been exercised in full and the Common Stock received thereupon had been simultaneously converted immediately prior to the Termination Date, all subject to further adjustment as provided in this Warrant. Additionally, the Purchase Price shall be immediately adjusted to equal the quotient obtained by dividing (x) the aggregate Purchase Price of the maximum number of shares of Common Stock for which this Warrant was exercisable immediately prior to the Termination Date by (y) the number of shares of Common Stock of the Company for which this Warrant is exercisable immediately after the Termination Date, all subject to further adjustment as provided herein.

      5. Certificate as to Adjustments. In each case of any adjustment in the Purchase Price, or number or type of shares issuable upon exercise of this Warrant, the Chief Financial
Officer or Controller of the Company shall compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based, including a statement of the adjusted Purchase Price. The Company shall promptly send (by facsimile and by either first class mail, postage prepaid or overnight delivery) a copy of each such certificate to the Holder.

       6. Loss or Mutilation. Upon receipt of evidence reasonably satisfactory to the Company of the ownership of and the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to it, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver in lieu thereof a new Warrant of like tenor as the lost, stolen, destroyed or mutilated Warrant.

      7. Reservation of Common Stock. Subject to Section 4.5, the Company hereby covenants that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of shares of Common Stock or other shares of capital stock of the Company as are from time to time issuable upon exercise of this Warrant and, from time to time, will take all steps necessary to amend its Articles of Incorporation to provide sufficient reserves of shares of Common Stock issuable upon exercise of this Warrant. All such shares shall be duly authorized, and when issued upon such exercise, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws. Issuance of this Warrant shall constitute full authority to the Company's officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the exercise of this Warrant.

      8.    Transfer  and  Exchange.  Subject to  the  terms  and
conditions of this Warrant and compliance with all applicable securities laws, this Warrant and all rights hereunder may be transferred, in whole or in part, on the books of the Company maintained for such purpose at the principal office of the Company referred to above, by the Registered Holder hereof in person, or by duly authorized attorney, upon surrender of this Warrant properly endorsed and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. Upon any permitted partial transfer, the Company will issue and deliver to the Registered Holder a new Warrant or Warrants with respect to the shares of Common Stock not so transferred. Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that when this Warrant shall have been so endorsed, the person in possession of this Warrant may be treated by the Company, and all other persons dealing with this Warrant, as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, any notice to the contrary notwithstanding; provided, however that until a transfer of this Warrant is duly registered on the books of the Company, the Company may treat the Registered Holder hereof as the owner for all purposes.

      9. Restrictions on Transfer. The Holder, by acceptance hereof, agrees that, absent an effective registration statement filed with the Securities and Exchange Commission (the "SEC") under the Securities Act covering the disposition or sale of this Warrant or the Common Stock issued or issuable upon exercise hereof, as the case may be, and registration or qualification under applicable state securities laws, such Holder will not sell, transfer, pledge, or hypothecate any or all of such Warrant or such Common Stock, as the case may be, unless either (i) the Company has received an opinion of counsel, in form and substance reasonably satisfactory to the Company, to the effect that such registration is not required in connection with such disposition or (ii) the sale of such securities is made pursuant to SEC Rule 144.

     10. Compliance With Securities Laws. By acceptance of this Warrant, the Holder hereby represents, warrants and covenants that any shares of stock purchased upon exercise of this Warrant shall be acquired for investment only and not with a view to, or for sale in connection with, any distribution thereof; that the Holder has had such opportunity as such Holder has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Holder to evaluate the merits and risks of its investment in the Company; that the Holder is able to bear the economic risk of holding such shares as may be acquired pursuant to the exercise of this Warrant for an indefinite period; that the Holder understands that the shares of stock acquired pursuant to the exercise of this Warrant will not be registered under the 1933 Act (unless otherwise required pursuant to exercise by the Holder of the registration rights, if any, granted to the Registered Holder) and will be "restricted securities" within the meaning of Rule 144 under the 1933 Act and that the exemption from registration under Rule 144 will not be available for at least one (1) year from the date of exercise of this Warrant, subject to any special treatment by the SEC for exercise of this Warrant pursuant to Section 2.2, and even then will not be available unless a public market then exists for the stock, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; and that all stock certificates representing shares of stock issued to the Holder upon exercise of this Warrant or upon conversion of such shares may have affixed thereto a legend substantially in the following form:

     THE  SECURITIES REPRESENTED HEREBY HAVE NOT BEEN  REGISTERED
     UNDER THE SECURITIES ACT OF 1933, AS AMENDED

     (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

     11. No Rights or Liabilities as Stockholders. This Warrant shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company. In the absence of affirmative action by such Holder to purchase Common Stock by exercise of this Warrant, no provisions of this Warrant, and no enumeration herein of the rights or privileges of the Holder hereof shall cause such Holder hereof to be a stockholder of the Company for any purpose.

      12. Registration Rights. All shares of Common Stock issuable upon exercise of this Warrant shall be "Registrable Securities" or such other definition of securities entitled to registration rights pursuant to the Securities Purchase and Investor Rights Agreement between the initial Holder of this Warrant and the Company (the "Securities Purchase Agreement").

      13. Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when received when sent by facsimile at the address and number set forth below; (c) three business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party as set forth below; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

To Holder:                       To the Company:

Intel Corporation                Panja Inc.
2200 Mission College Blvd.       11995 Forrestgate Drive
Santa Clara, CA 95052            Dallas, Texas 95243
Attn: M&A Portfolio Manager      Attn:  Joe Hardt
Fax Number:  (408) 765-6038      Fax Number: (972) 907-2053

With copies to:                  With copies to:

Intel Corporation                Munsch, Hardt, Kopf & Harr,
2200 Mission College Blvd.       P.C.
Santa Clara, CA 95052            4000 Fountain Place
Attn: General Counsel            1445 Ross Avenue
Fax Number:  (408) 765-1859      Dallas, Texas 75202
                                 Attn: A. Michael Hainsfurther
                                 Facsimile No.: (214) 855-7584

Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 13 by giving the other party written notice of the new address in the manner set forth above.

      14.   Headings.   The  headings in  this  Warrant  are  for
purposes of convenience in reference only, and shall not be deemed to constitute a part hereof.

      15. Law Governing. This Warrant shall be construed and enforced in accordance with, and governed by, the laws of the State of Delaware.

      16. No Impairment. The Company will not, by amendment of its Articles of Incorporation or bylaws, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Registered Holder of this Warrant against impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any shares of stock issuable upon the exercise of this Warrant above the amount payable therefor upon such exercise, and (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon exercise of this Warrant.

     17.  Notices of Record Date.  In case:

      17.1. the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the exercise of this Warrant), for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities or to receive any other right; or

     17.2. of any consolidation or merger of the Company with or into another corporation, any capital reorganization of the Company, any reclassification of the Capital Stock of the Company, or any conveyance of all or substantially all of the assets of the Company to another corporation in which holders of the Company's stock are to receive stock, securities or property of another corporation; or

      17.3. of any voluntary dissolution, liquidation or winding-up of the Company; or

     17.4.     of any redemption or conversion of all outstanding
Common Stock;

then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation, winding-up, redemption or conversion is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock or (such stock or securities as at the time are receivable upon the exercise of this Warrant), shall be entitled to exchange their shares of Common Stock (or such other stock or securities), for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up. Such notice shall be delivered at least thirty (30) days prior to the date therein specified.

      18. Severability. If any term, provision, covenant or restriction of this Warrant is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Warrant shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

      19. Counterparts. For the convenience of the parties, any number of counterparts of this Warrant may be executed by the parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument.

       20. Non-Contravention. The execution, delivery and performance of this Warrant by the Company on and after the date of this Warrant, and the consummation by the Company of the transactions contemplated by this Warrant (including issuance of the Common Stock hereunder), do not and will not: (i) contravene or conflict with the Articles of Incorporation or Bylaws of the Company; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Company; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Company is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Company under, any contract to which the Company is a party or any permit, license or similar right relating to the Company or by which the Company may be bound or affected.

      21.   Saturdays, Sundays and Holidays.  If  the  Expiration
Date falls on a Saturday, Sunday or legal holiday, the Expiration
Date shall automatically be extended until 5:00 p.m. the next business day.

      22. Confidentiality. The existence and terms of this Agreement shall be deemed to be Confidential Information as such term is defined in Section 7(c) of the Securities Purchase Agreement and any disclosure of the existence or terms of this Agreement shall be governed by the provisions of Section 7(c) of the Securities Purchase Agreement.

    [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the Effective Date.

INTEL CORPORATION                   PANJA INC


/s/Arvind Sodhani                   /s/Joe Hardt
By                                  By

Arvind Sodhani                      Joe Hardt
Printed Name                        Printed Name

Vice President and Treasurer        Pres. & CEO
Title                               Title

         [SIGNATURE PAGE TO PANJA INC. BUSINESS WARRANT]

                            EXHIBIT 1

                       NOTICE OF EXERCISE

            (To be executed upon exercise of Warrant)

PANJA INC.

The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant Certificate for, and to purchase thereunder, the securities PANJA INC., as provided for therein, and (check the applicable box):

[] tenders herewith payment of the exercise price in full in the form of cash or a certified or official bank check in same-day funds in the amount of $____________ for _________ such securities.

[]   Elects  the Net Issue Exercise or Easy Sale Exercise  option
     pursuant  to  Section  2.2  or  2.3  of  the  Warrant,   and
     accordingly requests delivery of a net of ______________ of such securities.

Please issue a certificate or certificates for such securities in the name of, and pay any cash for any fractional share to (please print name, address and social security number):

Name:       ----------------------------------------------------

Address:    ----------------------------------------------------

Signature:  ----------------------------------------------------


Note:   The  above signature should correspond exactly  with  the
name on the first page of this Warrant Certificate or with the name of the assignee appearing in the assignment form below.

If said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder rounded up to the next higher whole number of shares.

                            EXHIBIT 2

                           ASSIGNMENT

  (To be executed only upon assignment of Warrant Certificate)

For value received, hereby sells, assigns and transfers unto ____________________________ the within Warrant Certificate, together  with  all right, title and interest therein,  and  does
hereby       irrevocably       constitute       and       appoint
____________________________ attorney, to transfer said Warrant Certificate on the books of the within-named Company with respect to the number of Warrants set forth below, with full power of substitution in the premises:

Name(s) of Assignee(s)        Address           # of Warrants
----------------------  ------------------   ------------------

----------------------  ------------------   ------------------

----------------------  ------------------   ------------------


And if said number of Warrants shall not be all the Warrants represented by the Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the Warrants registered by said Warrant Certificate.

Dated:      ----------------------------------------------------

Signature:  ----------------------------------------------------


Notice: The signature to the foregoing Assignment must correspond to the name as written upon the face of this security in every particular, without alteration or any change whatsoever; signature(s) must be guaranteed by an eligible guarantor institution (banks, stock brokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program) pursuant to Securities and Exchange Commission Rule 17Ad-15.